02027800

P.E 4.1.02

APR 2 4 2002

PROCESSED
MAY 0 7 2002
THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)
(Translation of Registrant's Name Into English)

México
(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

TABLE OF CONTENTS

VOTING CARD SPECIMEN (FRONT)

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. on April 23, 2002)

The undersigned holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt of Grupo Aeroportuario del Sureste, S.A. de C.V. registered in the name of the undersigned on the books of the Depositary as of the close of business on April 15, 2002 at the Extraordinary and Annual Ordinary Shareholders' Meeting of Grupo Aeroportuario del Sureste S.A. de C.V. to be held at 10:00 a.m. on April 25, 2002 at Blvd. Manuel Avila Camacho No. 40, 6th Floor, Colonia Lomas de Chalpultepec, Delegación Miguel Hidalgo, 11000 Mexico City, and at any adjournment or postponement thereof, on the matters specified on the reverse side.

NOTES:

1. **Please direct the Depositary how to vote by completing the reverse side. This voting instruction card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.**
2. **If no instruction is received, the Depositary will deem the Owner to have instructed the Depositary to vote the shares represented by such Owner's American Depositary Shares in the same proportion that all other shares of capital stock of the Company are voted at the relevant shareholders' meeting.**

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

VOTING CARD SPECIMEN (BACK)

▼ DETACH PROXY CARD HERE ▼

☐ **Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.**

☒ Votes must be indicated (x) in Black or Blue ink.

EXTRAORDINARY MEETING

	FOR	AGAINST	ABSTAIN
I. Proposal and, if necessary, approval of the amendment of the Company's bylaws, in order to make them conform with the recent changes to the Securities Exchange Law (*Ley del Mercado de Valores*).	☐	☐	☐
II. Appointment of delegates to formalize the resolutions adopted by the General Extraordinary Shareholders Meeting.	☐	☐	☐

ANNUAL ORDINARY MEETING

	FOR	AGAINST	ABSTAIN
I. Approval of the Company's individual and consolidated financial statements as of December 31, 2001 and the application of the year's earnings. Resolutions with respect to the foregoing.	☐	☐	☐
II. Proposal by the Board of Directors to pay an ordinary cash dividend out of earnings in the amount of Ps.0.45 (Four and 45/100 Mexican Pesos) per share, and an extraordinary dividend out of earnings in the amount of Ps.1.03 (One and 03/100 Mexican Pesos) per share to each of the ordinary Series "B" and "BB" shares in circulation. Resolutions with respect to the foregoing.	☐	☐	☐
III. Appointment and/or ratification of the members of the Company's Board of Directors and of the Company's Statutory Auditors and their Alternates. Resolutions with respect to the foregoing.	☐	☐	☐
IV. Resolutions regarding the compensation of the members of the Company's Board of Directors and Statutory Auditors, and their alternates.	☐	☐	☐
V. Resolutions with respect to the appointment of the members of the Company's Auditing Committee in accordance with Article Thirty-one of the Company's bylaws.	☐	☐	☐
VI. Appointment of Delegates to formalize the resolutions made by this Annual Ordinary General Shareholders Meeting.	☐	☐	☐

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

ASUR

AEROPUERTOS DEL SURESTE

SUPPORTING DOCUMENTS

GENERAL EXTRAORDINARY AND ANNUAL ORDINARY SHAREHOLDERS MEETING OF GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V. TO BE HELD ON APRIL 25, 2002

The documents contained herein are courtesy English translations and, in some cases, summaries of the original documents in Spanish. Copies of the original Spanish documents can be obtained by contacting the Company.

I. CALL FOR A SHAREHOLDERS MEETING

ASUR
AEROPUERTOS DEL SURESTE

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.

CALL FOR A SHAREHOLDERS MEETING

In accordance with the resolutions adopted by the Board of Directors on April 4, 2002 and with the provisions set forth in Article Thirty-six, Thirty-seven, and in the other applicable articles of the Company's bylaws and with Articles 182 and 183 of the General Corporations (*Ley General de Sociedades Mercantiles)* Law, the shareholders of Grupo Aeroportuario del Sureste, S.A. de C.V. are called to the Annual Ordinary and Extraordinary General Shareholders' Meeting that will take place at 10:00 a.m. on April 25, 2002 at Blvd. Manuel Avila Camacho No. 40, 6th Floor, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Mexico City, to discuss the following:

AGENDA
EXTRAORDINARY MEETING

I. Proposal and, if necessary, approval of the amendment of the Company's bylaws, in order to make them conform with the recent changes to the Securities Exchange Law (*Ley del Mercado de Valores*).

II. Appointment of delegates to formalize the resolutions adopted by the General Extraordinary Shareholders Meeting.

ANNUAL ORDINARY MEETING

I. Presentation of the report by the Board of Directors, in accordance with Article 172 of the General Corporations Law (*Ley General de Sociedades Mercantiles*), with respect to operations and results for the year ended December 31, 2001; the Statutory Auditor's report, presentation and, if necessary, approval of the Company's individual and consolidated financial statements as of December 31, 2001 and the application of the year's earnings. Resolutions with respect to the foregoing.

II. Proposal by the Board of Directors to pay an ordinary cash dividend out of earnings in the amount of Ps.0.45 (Four and 45/100 Mexican Pesos) per share, and an extraordinary dividend out of earnings in the amount of Ps.1.03 (One and 03/100 Mexican Pesos) per share to each of the ordinary Series "B" and "BB" shares in circulation. Resolutions with respect to the foregoing.

III. Appointment and/or ratification of the members of the Company's Board of Directors and of the Company's Statutory Auditors and their Alternates. Resolutions with respect to the foregoing.

IV. Resolutions regarding the compensation of the members of the Company's Board of Directors and Statutory Auditors, and their alternates.

V. Resolutions with respect to the appointment of the members of the Company's Auditing Committee in accordance with Article Thirty-one of the Company's bylaws.

VI. Appointment of Delegates to formalize the resolutions made by this Annual Ordinary General Shareholders Meeting.

In order to have the right to attend the Meeting, shareholders must be registered in the Company's Share Registry Book, which will be closed three business days before the date set for the Meeting, that is, on April 22, 2002.

In order to attend the Meeting, shareholders must show the corresponding admission card, which will only be issued upon their request and which should be requested, at the latest, by 10:00 a.m. on April 24, 2002, that is, 24 hours before the time set for the Meeting, at the Company's Secretariat, located at Campos Elíseos No. 345, 2nd Floor, Colonia Chapultepec Polanco, Delegación Miguel Hidalgo, 11560 Mexico City, during business hours from Monday through Friday, 9:00 a.m. to 2:00 p.m. and 4:00 p.m. to 6:00 p.m., together with proof of deposit at the Company's Secretariat of the corresponding share certificates or titles, or of the certificates or proofs of deposit of said shares issued by an entity for the deposit of securities, a credit institution, foreign or national, or by brokerage firms, in accordance with the applicable provisions of the Securities Exchange Law (*Ley del Mercado de Valores*).

Shares that are deposited in order to have the right to attend the Meeting will not be returned until after its completion, against the submission of the receipt of shares issued to the shareholder or his representative.

Shareholders will be able to attend the Meeting personally or be represented by a person or persons that are designated by means of a power of attorney signed before two witnesses, by a form, in accordance with article 14 bis 3 of the Securities Exchange Law (*Ley del Mercado de Valores*) or by means of any other form of authorization of power in accordance with law.

In addition, the supporting documents which will serve as a basis for the adoption of the resolutions during the Meeting to which you are hereby called shall be delivered, together with the respective admission card and the above-mentioned form, if necessary, at the Company's Secretariat.

Mexico City, April 9, 2002.

/S/ ALBERTO DE LA PARRA ZAVALA
Alberto de la Parra Zavala,
Secretary of the Board of Directors

II. PROPOSED RESTATED BYLAWS

AMENDED AND RESTATED BYLAWS OF GRUPO AEROPORTUARIO DEL SURESTE, S.A. de C.V.

Name, Purpose, Domicile, Nationality and Duration

ARTICLE ONE. **Name**. The name of the Company is Grupo Aeroportuario del Sureste, which shall always be followed by the words "Sociedad Anonima de Capital Variable" or by the abbreviation "S.A. de C.V."

ARTICLE TWO. **Corporate Purpose**. The purpose of the Company shall be:

1. To acquire shares, interests or participations in private or government-owned companies, whether as incorporator or by acquiring shares or participations in companies already established, dedicated to the management, operation, including the rendering of airport, complementary and commercial services, construction and/or utilization of civil aerodromes and in accordance with the Airport Law and its Regulation, as well as to participate in the capital stock of companies that render any type of services and to vote its own shares, when required, as a block, in accordance with these bylaws or as instructed by the Board of Directors, the shareholders or any other person to whom said authority has been delegated by the terms of these bylaws; to sell, transfer or dispose of any such shares or participations or other securities permitted by law.

2. To receive from other Mexican or foreign companies, entities or individuals, and to render to the companies in which it may have an interest or participation or to other entities, companies or individuals, all services which may be required for carrying out its corporate purpose, including, without limitation, technical consulting services in the industrial, administrative, accounting, marketing or finance fields in connection with the management, operation, construction and/or utilization of airports.

3. To request or obtain under any title, directly or by means of its subsidiaries, concessions and permits for the management, operation, construction and/or utilization of the airports, as well as for rendering any other services necessary for the utilization of such airports and the carrying out of any activity which supports and relates to such purpose, including, but not limited to, any warehousing activity, except fiscal warehousing and any other activity complementary to the services rendered and which directly benefits the airports, as well as to grant guarantees on such concessions and permits. Likewise, in the terms set forth in the corresponding regulations and in the respective concession title, the Company may receive directly or through its subsidiaries the revenues arising from the use of the civil aerodrome infrastructure, the execution of contracts, the direct rendering of services, as well as from the performance of commercial activities.

4. To obtain, acquire, use, license or dispose of all types of patents, certificates of invention, trademarks, trade names, copyrights or rights thereon, whether in the United Mexican States or abroad.

5. To obtain all types of loans or credits, with or without specific guarantee, and to grant loans to civil or business Companies, entities or individuals with which the Company may have a shareholding interest of more than 50%(fifty percent) of its capital stock with voting rights or in which the Company in any other manner has a controlling interest of the mentioned therein.

6. To grant all types of guaranties and "aval" guaranties for issued credits or obligations assumed by the Company or by companies, in which the Company may have an interest or participation of more than 50% (fifty percent) of their capital stock with voting rights or those in which the Company in any other manner has a controlling interest.

7. To issue and subscribe all types of credit licenses, to accept and endorse them, including debentures with or without real guarantee.

8. To issue all types of unsubscribed shares that integrate the capital stock which will be kept in the Company's Treasury in order to be delivered when the corresponding subscription is completed, as well as to execute option agreements with third-parties in favor of those that grant the right to subscribe and pay for shares that the Company issues. Likewise, the Company may issue unsubscribed shares in accordance with the terms and conditions mentioned in Article 81 of the Securities Market Law.

9. To hold, possess, sell, transfer, dispose of or take in lease all kinds of assets, personal or real estate property, as well as the real rights over them, which may be necessary or convenient in the performance of its corporate purpose or for the activities of the civil or business companies in which the Company may have an interest or participation.

10. In general, to carry out and execute all acts and contracts and related transactions, incidentals or accessories thereto, which may be necessary or convenient for the performance of the aforesaid purposes.

ARTICLE THREE. Domicile. The domicile of the Company is the Mexico City, Federal District; however, the Company may establish offices, agencies or branches anywhere else in the Mexican Republic or abroad, arid submit to conventional domiciles, without implying thereby a change in the corporate domicile.

ARTICLE FOUR. Nationality. The Company is of Mexican nationality. Any foreigner who, at the time of in Company or at any time thereafter, should acquire a corporate interest or participation in the Company, shall be considered, due to that mere fact, as Mexican with respect to such interest or participation, and it shall be understood, therefore, that such foreigner agrees not to invoke the protection of its government, under the penalty, in case of failure to comply with its agreement, of forfeiting such interest or participation in favor of the Mexican Nation.

ARTICLE FIVE. Duration. The duration of the Company shall be 100 (one hundred) years, which term shall be computed from the date of its in Company and may be extended by prior agreement of the shareholders in that regard.

Capital Stock and Shares

ARTICLE SIX. **Capital Stock**. The capital stock shall be variable. The minimum fixed capital without right of withdrawal is $7,767,276,107.00 Mexican Currency (Seven Thousand Seven Hundred and Sixty Seven Million Two Hundred and Seventy Six Thousand One Hundred and Seven Mexican Pesos 00/100), represented by 300,000,000 (Three Hundred Million) common, nominative, Class I shares without par value, fully subscribed and paid. The variable portion of the capital stock shall not exceed ten times the minimum fixed portion, without right of withdrawal, and shall be represented by common, nominative, Class II shares. Both types of shares shall have the characteristics determined by the shareholders meeting which approve their issuance. Unless the Company's bylaws are amended in accordance with Article 12 herein, both types of shares shall be divided into two series of shares, as follows:

1. Free subscription series "B" shares that shall represent up to 100% (one hundred percent) of the capital stock and may be acquired by any person, including individuals, companies or entities defined as foreign investors according to Article 2 of the Foreign Investment Law; and

2. Free subscription series "BB" shares that shall represent up to 15% (fifteen percent) of the capital stock and may be acquired by any person, including individuals, companies or entities defined as foreign investors according to Article 2 of the Foreign Investment Law. Series "BB" shares shall be subjected to the following rules:

   (a) Shareholders of series "BB" shares shall have the right to nominate 2 (two) members of the Company's Board of Directors and their alternates by majority vote of this series, who shall have the rights and authority set forth in these bylaws;

   (b) Shareholders of series "BB" shares may only be transferred before their conversion into series "B" shares in accordance with Article 11 of these bylaws. In any case, once series "BB" shares are transferred and consequently converted into series "B" shares, the 15% (fifteen percent) mentioned in the first section of this second paragraph will be reduced by the proportion of series "BB" shares converted into series "B" shares and the such percentage may only be increased with the approval of the shareholders representing 85% (eighty five percent) of the capital stock in an extraordinary meeting according to Article 12 of the bylaws; and

   (c) Notwithstanding the previous paragraph (b), the series "BB" shares may be converted into series "B" shares after 15 (fifteen) years as of December 1, 1998, the date the Company executed the Technical Assistance and Transfer of Technology Agreement with the holders of series "BB" shares (the "Strategic Partner"), as long as in an extraordinary shareholders meeting, a majority of the shareholders that hold, at least 51% (fifty-one percent) of the series "B" shares that are not held by the Strategic Partner or by a Related Person of such, vote to, (1) approve of such conversion and (ii) not to renew the Technical Assistance and Transference of

Technology Agreement. However, in case the Strategic Partner, after the 15 (fifteen) years period above-mentioned, directly or indirectly, has less than 7.65% (seven point sixty five percent) of the series "BB" shares of the Company's capital stock, then these shares shall be obligated to be converted into series "B" shares,

If as a result of such conversion, a shareholder exceeds the individual holder limit established in the following Article 12, such shareholder shall have a period of 30 (thirty) days in order to sell the exceeding shares and, in its shortage, the Company shall be authorized to amortize the exceeding shares from such authorized individual share to the [accountable value] in accordance with the audited financial statements of the last fiscal year as approved by a shareholders meeting.

The Company may issue any type of unsubscribed shares that comprises the capital stock which shall be maintained in the Company's Treasury for delivery as they are subscribed. Class "II" shares which are kept in the Company's Treasury, with respect to those which the Company may grant options for its subscription and payment, will be obligated to be converted into Class "I" shares upon issuance of such options by the Company or holders of the options and upon payment of the respective shares and, consequently, the minimum fixed capital stock of the Company will be automatically increased and the Board of Directors, within 30 (thirty) days of the issuance of these options on Class "II" shares granted by the Company, shall convene a general extraordinary shareholders meeting in which the amendment of this sixth Article will be approved reflecting the effective amount of the minimum fixed capital of the Company as applicable after the offering. Likewise, the Company may issue unsubscribed shares under the terms and conditions provided for in Article 81 of the Securities Market Law.

All common shares, within their respective Series, shall confer equal rights and obligations to their holders. The certificates covering the shares shall contain all the requirements set forth in Article 125 of the General Law of Business Companies; they may represent one or more shares and shall be signed by one member of the Board of Directors appointed by the Series "B" shareholders and by one appointed by the Series "BB" shareholders, and shall contain an exact transcription of this Article, as well as of Articles Ten, Eleven, Twelve, Thirteen and Fourteen of these bylaws.

In the case of shares deposited in a securities deposit institution, the Company may deliver to such institution multiple certificates or one single certificate representing part or all of the shares relating to the issuance and deposit, which may be issued in favor of such institution for securities deposit and must contain coupons pursuant to the provisions of Article 74 of the Securities Market Law. The Company must issue the corresponding definitive certificates within a period no longer than 180 (One Hundred and Eighty) days as of the date in which the respective issuance or exchange was resolved.

ARTICLE SEVEN. Registry. The Company shall keep a Share Registry, which may be maintained by the Company, by a Mexican credit institution or by an institution authorized for the deposit of securities, acting in the name and on behalf of the Company, as Registrar Agent, into which all of the transactions regarding subscription, acquisition or transfer of shares are to be recorded and where the names, domiciles, and nationalities of the shareholders, as well as of those in whose favor shares are transferred, shall be set forth. In the event that the shares representing the capital stock of the Company are quoted in the stock exchange, said Share Registry shall be updated each year with the records and entries maintained to such effect by the institution for the deposit of securities where the shares of the Company are deposited, in accordance with the applicable provisions of the Securities Market Law.

The Share Registry shall be closed during the periods comprised from the third working day prior to holding any shareholders meeting, up to and including the date when the shareholders meeting is held, and therefore, during any such periods, no entry into such Register shall be made.

The Company shall not record in the Share Registry any subscriptions or acquisitions of shares carried out in violation of the provisions of Article Tenth hereinbelow; consequently, the Company shall not be bound to pay dividends or, as the case may be, consider the vote of any such shares the acquisition of which is not recorded with the Share Registry.

The Company shall only consider as a legitimate holder of the shares the person appearing on record as shareholder in the Share Registry, on the terms of Articles 128 and 129 of the General Law of Business Companies and 78 of the Securities Market Law.

ARTICLE EIGHT. Cancellation of Registration. Whenever the shares of the Company are registered with the National Securities Registry, on the terms of the Securities Market Law and the general provisions issued by the National Banking and Securities Commission and the cancellation of the registration of the shares of the Company with said Registry is resolved, whether by own request or by resolution adopted by the National Banking and Securities Commission or any other competent authority, in accordance with the law, the shareholders having control of the Company at that time bind themselves to make a tender offer prior to cancellation, at the higher price resulting from: (i) the average closing of operations effected during the 30 (thirty) days when the shares were quoted prior to the date of the offer, or else (ii) at book value of the shares in accordance with the last quarterly report submitted to the National Banking and Securities Commission itself and to the stock exchange prior to the offer, unless the National Banking and Securities Commission, when resolving the authorization of the public offer to buy shares in view of the cancellation of the aforesaid registration, authorizes a different price.

Any amendments to this Article of the bylaws requires the prior approval of the National Banking and Securities Commission and the resolution of the Extraordinary Shareholders Meeting adopted by a minimum quorum of 95% (ninety-five per cent) of the corporate voting capital entitled to vote.

ARTICLE NINE. Repurchase of Shares. In addition to the events expressly provided for in Articles 134 and 136 of the General Law of Business Companies, the Company may acquire, prior non-delegable resolution from the Board of Directors, through the stock exchange, shares representing its own capital stock in the following terms and conditions:

1. The acquisition or purchase of its own shares shall be made with a charge to the working capital in as much as said shares pertain to the issuer itself or, as the case may be, to the capital stock, in the event that they are converted into treasury shares, in which case a resolution by the shareholders meeting shall not be required. The acquisition or purchase of the shares will be made at current market value;

2. The general ordinary shareholders meeting shall determine for each year the maximum amount of resources that may be used to purchase the Company's own shares, with the only limitation being that the sum of the resources that may be used for such purpose shall not exceed, at any time, the total balance of the net profits of the Company, including the retained ones. The Board of Directors shall appoint for these purposes the person or persons responsible for the acquisition and sale of its own shares.

3. The acquisition or purchase of the Company's own shares and their subsequent placement shall be subject to the provisions of the first section of article 14 bis 3 of the Securities Market Law and shall be performed, reported and revealed in the financial information. The form and terms in which these operations are reported to the National Banking and Securities Commission, Bolsa Mexicana de Valores, S.A. de C.V. and to the investing public, shall be subject to the general provisions that the Commission itself sets forth.

4. The shares that pertain to the Company or, as the case may be, the treasury shares, may be sold to the public, and in this case, the corresponding increase in the capital stock shall not require a shareholders resolution nor an agreement by the Board of Directors with respect to their sale.

5. The reductions or increases in the capital stock arising from the purchase and placement of the shares referred to in this Article, will not require any kind of resolution from the shareholders meeting nor the Board of Directors;

6. As long as the repurchased shares pertain to the Company or are kept in treasury, said shares will not confer corporate rights nor will they be considered in circulation in order to determine the quorum and the voting rights in shareholders meetings.

7. In no case shall the acquisition and sale operations exceed the percentages authorized in accordance with paragraph 2 of this article, with respect to shares other than the ordinary ones; and

8. The shareholders whose shareholding limits mentioned in Article 10 of these bylaws would be considered excessive as a result of the increases or reductions of capital stock referred to in the previous paragraph number 6., shall have a period of 1 (one) year, counted as of the date the first increase or reduction of the respective capital stock is carried out, to sell the number of shares that exceed the permitted Shareholding percentage and, in its shortage, the Company shall be authorized to amortize the shares that exceed such permitted Shareholding percentage book value in accordance with the audited financial statements of the last fiscal year as approved by a Shareholders meeting.

ARTICLE TEN. **Shareholding Limits**. The participation of any type of person in the capital stock of the Company shall be subjected to the following rules, with the understanding that these rules shall not apply to the participation of (i) the Federal Government, (ii) the National Finance, S.N.C., whether directly or as a fiduciary, (iii) Securities Deposit institutions, or (iv) financial entities or other or authorized entities that have or maintain Securities for third-parties, with the understanding that this exception is not applicable to the shareholding participation that each beneficiary may directly or indirectly have with the Company:

1. No shareholder of Series "BB" shares, whether separately or jointly with Related Persons, may hold more than 10% (ten percent) of the Company's total capital stock in circulation, unless the following provisions in Articles 12 or 14 below are fulfilled. If such Article 12 provisions are not net, whatever act or agreement that results in the transfer of the Series "B" shares or that in any manner caused a shareholder to exceed the participation percentage mentioned earlier, whether individually by a shareholder or jointly with Related Persons, shall be annulled and will not be legally binding the Company.

2. Series "BB" shareholders will not have any individual Shareholding limit with respect to the representative shares of such series; however, series "BB" shares shall only represent 15% (fifteen percent) of the capital stock of the Company in accordance with Article 6 of these bylaws.

3. Series "BB" shareholders may also own Series "B" shares, with the understanding that while they own Series "BB" shares, they can individually or jointly with Related Persons, maintain only a total participation of the capital stock of the Company of no more than 20% (twenty percent).

The shareholding limits mentioned in this Article may not be accumulated directly or through Related Persons, trusts, agreements, social pacts or laws, pyramid schemes or any other type of mechanism that may grant a greater participation in the Company.

For purposes of this Article and these bylaws, a Related Person with respect to a specific person means: (i) the person(s), whether human or legal entity, who, directly or indirectly, is under the Control of such specific person; that may have the direct or indirect authority to exert control over such specific person; or that are under the common Control of such specific person, as the case may be; (ii) the persons have the authority to determine the business policies of the specific person; (iii) in the event that such specific person may be a real person, those real persons that have a relationship (whether by blood or affinity, until the fourth degree) with such specific person; (iv) with respect to the Company, the Strategic Partner; and (v) with respect to the Strategic Partner, its shareholders and Related Persons (as defined in the other sections of this paragraph) to them.

For purpose of the previous paragraph, "Control" means (a) the direct or indirect ownership of 20% (twenty percent) or more of the capital stock with voting rights; (b) the ability to appoint the majority of the members of the Board of Directors or partner (c) the ability to veto with its vote the decisions of the majority of the shareholders or partners or the right to require its vote in adopting resolutions set forth in an ordinary shareholders meeting; or (d) commercial relationships representing 15% (fifteen percent) or more of the total consolidated annual revenues of an individual.

ARTICLE ELEVEN. **Transfer of Series "BB" Shares**. The Series "BB" shares may only be transferred, after converting the same into Series "B" shares of the respective class, pursuant to the following rules: (i) up to 51% (fifty-one per cent) of the shares representing Series "BB" after a term of 10 (ten) years counted as from the date of acquisition of the respective Series "BB" shares (the "Ten-Year Waiting Period"); and (ii) up to 49% (forty-nine per cent) of the shares representing Series "BB", after a term of 3 (three) years counted as from the date of the first public offer made of the shares representing the capital stock of the Company (the "Three-Year Waiting Period") or a five-year waiting period (the "Five-Year Waiting Period") as from the date of execution of the Participation Agreement with the Strategic Partner, whichever occurs first. After the Ten-Year Waiting Period lapses, the Series "BB" shareholder or shareholders may alienate every year, up to one fifth of such 51% (fifty-one per cent) of the Series "BB" shares representing the capital stock that they may hold and, after the Three-Year Waiting Period or the Five-Year Waiting Period, as applicable, said Series "BB" shareholder(s) may alienate or otherwise transfer without any restriction whatsoever up to 49% (forty-nine per cent) of their stockholdings, directly or indirectly, of Series "BB" shares.

In the event that, once the Waiting Periods referred to in this Article have lapsed, the shareholders holding shares representing Series "BB" that wish to convert same into Series "B" shares for later transfer, shall notify the Board of Directors of the Company about their decision, which within the following 15 (fifteen) working days, if applicable, shall effect the exchange of the respective share certificates.

The restrictions established herein shall not apply to the sale effected by the Federal Government, as a consequence of a public bid process started by the publication in the Official Gazette of the Federation, on June 29, 1998 of the respective call.

ARTICLE TWELVE. **Shareholder Limits Amendment**. Any amendment to the provisions set forth in Articles Seven, Ten, Eleven and Twelve of these bylaws and to the share distribution set forth in Article 6, will require an affirmative vote of the shares that represent 85% (eighty five percent) of the capital stock.

In the event that the Company quotes its shares in the stock exchange and an amendment to the Bylaws is approved to eliminate the stockholding limits of Article Ten hereof and, consequently, one single person individually or jointly with Related Persons thereto, acquires a significant portion of the capital stock of the Company representing Control over same (a "Controlling Shareholder"), said Controlling Shareholder shall require prior approval of the Board of Directors in order to acquire a percentage of shares higher than the participation limits established in Article Ten hereinabove. Said authorization shall only be granted subject to the obligation by the Controlling Shareholder of effecting a tender offer, thus entitling the other shareholders to sell their participation and leave the Company. Said Controlling Shareholder shall carry out the tender offer within the 30 (thirty) working days following the approval by the Board of Directors thereof, at the higher price of: (i) the average closing the 30 (thirty) days that prior to the date of the offer the shares were quoted, or (ii) this book value of the shares in accordance with the last quarterly report submitted to the National Banking and Securities Commission and to the Stock Exchange prior to the offer, unless the National Banking and Securities Commission, when authorizing the tender offer authorizes a different price. In such case, the Controlling Shareholder shall obtain the right to vote for the total of his participation after the said tender offer.

On the other hand, any amendment to the obligation of carrying out the tender offer mentioned in the immediately preceding paragraph shall require the affirmative vote of the shares representing, at least, 95% (ninety-five per cent) of the capital stock of the Company.

ARTICLE THIRTEEN. Increases and Reductions of the Capital Stock. With the exception of the capital reductions provided for in Article Nine, the minimum fixed capital increases and decreases must be approved by the extraordinary shareholders meeting, subject to the provisions of these Bylaws and the General Law of Business Companies.

The increases or decreases to the variable portion of the capital stock may be resolved by an ordinary shareholders meeting fulfilling the voting requirements established hereby, the minutes of which must be formalized before a public certifying official, without having to record same with the Public Registry of Commerce.

The shares issued by the Company on the terms and conditions of article 81 of the Securities Market Law, must be kept in the Treasury to be delivered as the subscription thereof is made, and may be offered for sale, as long as they are kept in custody by an institution for the deposit of securities, subject, as the case may be, to the formalities resolved by the shareholders meeting. In any event, the following must be taken into account: 1. Issue thereof must be made with the purpose of carrying out a public offer, in accordance with the Securities Market Law; 2. The deposit of shares with the institutions for the deposit of securities shall be carried out through securities firms in accordance with the Securities Market Law; 3. The Company shall comply with the rules set forth in article 14 of the Securities Market Law and obtain authorization from the National Banking and Securities Commission; 4. The shares that are not subscribed to and paid within the period set forth by the aforementioned Commission shall be considered null and void without need for a legal declaration and will be cancelled. The Company shall proceed to reduce the authorized capital stock in the same proportion. In order to facilitate the public offer of securities, at the extraordinary shareholders meeting approving the issuance of non-subscribed shares, an express waiver to the preemptive right referred to by article 132 of the General Law of Business Companies must be made. There being a quorum on the terms of these corporate bylaws, the resolution adopted shall have full effect, binding even the shareholders not present at the meeting and, therefore, the Company shall be free to place the shares, without making the publication required by article 132 of the General Law of Business Companies. Whenever a minority representing at least 25% (twenty-five per cent) of the capital stock with voting rights, votes against the issuance of non-subscribed shares, said issuance may not take place.

Subject to the limitations established by Articles Six and Ten hereof, in the event of a capital increase, the shareholders shall have a preemptive right to subscribe said increase, pro rata the number of shares held by each at the time of approving same, pursuant to the provisions of Article 132 of the General Law of Business Companies, as established hereinafter, unless: (a) the subscription offer is made under the provisions of Article 81 of the Securities Market Law, or, (b) it is an issue of shares maintained in the Treasury for conversion of debentures on the terms of Article 210 bis of the General Law on Credit Instruments and Transactions.

Capital increases may be effected under any of the scenarios referred to by Article 116 of the General Law of Business Companies, by means of payment in cash or in kind, or by capitalization of liabilities or reserves of the Company or charged against any account of the capital and reserves. In view of the fact that the share certificates of the Company do not have any par value, it will not be necessary to issue new share certificates in the cases of capital increases as a result of the capitalization of premiums on shares, capitalization of withheld profits or capitalization of reserves for valuation or revaluation, unless so required by the shareholders meeting approving such increase and on the terms of articles 81 of the Securities Market Law and 210 bis of the General Law on Credit Instruments and Transactions.

No new shares may be issued until the shares issued theretofore shall have been fully subscribed and paid.

The preemptive right established in this Article shall be exercised by means of the subscription and payment of the shares issued to represent the increase within the term of 15 (fifteen) working days after the publication date of the resolution of the shareholders meeting decreeing the capital increase in the Official Gazette of the Federation or in the Official Gazette of the Federal District.

Notwithstanding the foregoing, if at the respective meeting the entire number of shares of capital stock are represented, said 15 (fifteen) working day term shall be computed as from the date when said meeting is held and the shareholders shall be deemed to have been notified of the resolution at that time. In such event, publication of the respective resolutions shall not be necessary.

Any increase of the variable portion of the capital stock must be recorded in a Capital Fluctuations Register to be maintained by the Company for such effect.

The capital stock may be decreased by resolution of the general shareholders meeting in accordance with the rules of this Article, as well as: (i) in the separation assumptions referred to by Article 206 of the General Law of Business Companies; or (ii) as a consequence of the acquisition of its own shares on the terms of section 1, of Article 14 bis, of the Securities Market Law and Article Nine of these by laws. The decreases to the minimum fixed portion of the capital shall require a resolution by a general extraordinary shareholders meeting and the ensuing amendment to Article Six of these Bylaws, in which case the provisions of Article 9 of the General Law of Business Companies shall be complied with, unless the capital decrease is made to absorb losses only.

Shareholders who hold shares representing the variable portion of the capital stock of the Company waive the right of withdrawal referred to in Articles 213 and 220 of the General Law of Business Companies.

Capital stock decreases may be effected to absorb losses, to reimburse the shareholders for their contributions or to release same from payments not effected, as well as in the cases foreseen by Article 206 of the General Law of Business Companies and section 1, Article 14 bis, of the Securities Market Law. In case that, in accordance with the aforesaid section, the Company shall have acquired at the stock exchange shares representing its own capital, the

Company shall go ahead with the corresponding decrease of the capital stock on the same date of the acquisition, pursuant to the aforesaid Article, without the need of holding a shareholders meeting to such effect.

The reductions of the capital stock in order to absorb losses or by means of reimbursement to the shareholders shall be carried out proportionally in a minimum fixed and variable capital, and in both series of shares. In the event that it is unanimously so agreed by the shareholders, the capital reductions for reimbursement to the shareholders may be made in different proportions or only in favor of the shareholders that in such manner agree to it.

In no event, may the capital stock be decreased to less than the minimum and any decrease of the variable portion of the capital stock must be recorded with the Capital Fluctuations Register to be maintained by the Company to such effect.

ARTICLE FOURTEEN. Subsidiary Participation. The companies where the Company shall hold the majority of the shares or corporate participations representing their capital stock, shall not, directly or indirectly, invest in shares of the Company, nor of any other company that is a major shareholder of the Company or that, without being so, is knowledgeable of the fact that such company is a shareholder of the Company, except in the case that such companies where the Company is a major shareholder, shall acquire shares of the Company to comply with share options or sales plans created or granted or designed in favor of employees or officers of such companies or the Company itself, provided the number of shares acquired for such purpose does not exceed 15% (fifteen per cent) of the total outstanding shares of the Company.

Management of the Company

ARTICLE FIFTEEN. Composition. The management of the Company shall be entrusted to a Board of Directors consisting always of a minimum of 7 (seven) and a maximum of 11 (eleven) members, with the understanding that the Board must, at all times, be comprised of an odd number of members and at least 25% (twenty-five percent) shall be independent in accordance with the Securities Market Law and the general provisions set forth by the National Banking and Securities Commission.

Every shareholder or group of shareholders of Series "B" shares that owns 10% (ten percent) of the capital stock, may appoint, in accordance with Article 144 of the General Law of Business Companies, one member of the Board of Directors and its respective alternate. The shareholders of Series "BB" shares shall have the-right to appoint 2 (two) members and their respective alternates in accordance with the provisions of Article 6 of these bylaws. The nominations of the members appointed by the minority of shareholders may only be revoked when all the others are revoked.

For the appointment of the members of the Board of Directors of the Company, the shareholders shall be subject to the following:

If the Nomination and Compensation Committee of the Company does not propose to the Annual General Ordinary Shareholders Meeting the ratification of the positions for the following year of the members of the Board of Directors who were appointed by the Series "B" shareholders, it must present to the Annual General Ordinary Shareholders Meeting a list of the names of the individuals proposed to constitute the Board of Directors of the Company (with the exception of the members of the Board of Directors which the Series "BB" shareholders appoint) with the understanding that the Nomination and Compensation Committee will always propose at least 7 (seven) candidates, among which there must be at least 3 (three) who are independent.

The list with the names of the candidates to constitute the Board of Directors that the Nomination and Compensation Committee may propose at the shareholders meeting must be made available to the shareholders, together with the report referred to in Article 172 of the General Business Companies Law, in the time referred to in Article 173 of the mentioned Law and the shareholders will have the right to a copy of the corresponding list if they request such list. The nomination of the candidate by the Nomination and Compensation Committee must be accompanied by a document that states (i) the acceptance of the individual to be a candidate, (ii) that such individual does not have any impediment preventing him or her from occupying the position proposed in accordance with the provisions of this Article.

In each shareholders meeting that decides upon the nomination of the members of the Board of Directors, the first to be appointed shall be members of the Board of Directors that are elected by the series "BB" shareholders as well as series "B" shareholders (or group of shareholders) that represent 10%(ten percent) of the capital stock. In the event that said individuals do not wish to exercise this right and the Nominations and Compensation Committee would have proposed the ratification of the positions of the board members previously appointed by the series "B" shareholders, then the shareholders meeting shall proceed with the ratification of these board members. However, if despite the proposal of the Nominations and Compensation Committee to ratify the board members previously appointed by the series "B" shareholders, at the shareholders meeting in which any series "B" shareholder or group of shareholders that represents 10% (ten percent) of the capital stock, exercising the right given to them by these bylaws, appoints a different member of the Board of Directors, a new general ordinary shareholders meeting must be called within 30 (thirty) days following the date of the Annual General Ordinary Shareholders Meeting, in which the Nominations and Compensation Committee shall present the list of candidates referred to in the two paragraphs above. In said new meeting, the board members shall be appointed as follows: When the shareholder or group of series "B" shareholders that represent 10% (ten percent) of the capital stock and the series "BB" shareholders have appointed fewer than 7 (seven) members of the Board of Directors the majority of the series "B" shareholders must elect from the list the number of members necessary to obtain a total of 7 (seven) members of the Board of Directors. When in exercising their rights as shareholder or group of series "B" shareholders that represent 10% (ten percent) of the capital stock and the shareholders of series "BB" shares, a total of 7 (seven) members have been appointed, the majority of the series "B" shareholders will appoint 2 (two) additional members. When in exercising their rights as shareholder or group of series "B" shareholders that represent 10% (ten percent) of the capital stock and the shareholders of series "BB" shares, a total of 7 (seven) members have been appointed, the majority of the series "B" shareholders shall appoint one or two members if necessary to obtain an odd number of members. The appointment of the members from the list shall be approved by the majority of votes of series "B" shareholders present at the meeting, including those that had previously voted due to their ownership of 10% (ten percent) of the Company's capital stock.

In appointing the members of the Board of Directors, those members having a Conflict of Interests with the Company or its subsidiaries, shall not be considered. For these bylaws, it shall be understood that a "Conflict of Interests" exists in the case of individuals that have with a person or company (a) any direct or indirect right or interest with respect to earnings or losses, or (b) a dependent or subordinate relationship, and such person or company maintains commercial trade with the Company or its subsidiaries of more than US$400,000.00 (four hundred Thousand US dollars) or that represent more than 5% (five percent) of the total annual consolidated revenues in the last fiscal year. There will be no Conflict of Interest with respect to the nomination to the Board of Directors by the Series "BB" shareholders of functionaries or members of the Board of Directors of the Strategic Partner or its Related Persons.

The members of the Board of Directors and their alternates, as the case may be, shall be persons with known experience, they may or may not be shareholders; they shall hold office until the person or persons designated to replace them take office; they may be re-elected; and they shall receive the compensations determined by the ordinary shareholders meeting upon the proposal of the Nomination and Compensation Committee.

The members of the Board of Directors and their alternates, as the case may be, shall guarantee the performance of their duties with caution as determined and proposed by the Nomination and Compensation Committee and ratified by the Shareholder's meeting that elected.

ARTICLE SIXTEEN. Chairman and Secretary. The members of the Board of Directors shall be designated at a shareholders meeting. The Chairman and the Secretary of the Board of Directors shall be designated by the majority vote of the shareholders. The Chairman of the Board of Directors shall not have a deciding vote in the event of a tie and the Secretary does not have to be a member of said Board.

ARTICLE SEVENTEEN. Authority. The Board of Directors shall have the legal authority to act on behalf of the Company and represent it, and therefore, shall have the authority set forth below, which will be exercised subject to any voting requirements or other provisions of these Bylaws:

1. To exercise the power of attorney to bring lawsuits and collections which is granted with all general and special authority that may require special provision in accordance with the law. Therefore, it is granted without any limitation whatsoever, pursuant to the provisions of the first paragraph of Article 2554 and Article 2587 of the Federal Civil Code and their corresponding provisions in the Civil Codes for the other States of the Mexican Republic and for the Federal District, being, consequently, empowered to institute or withdraw from "*habeas corpus*" claims; to file criminal lawsuits and to withdraw from them; to collaborate with the Public Prosecutor and grant forgiveness, if proper according to the law; to compromise; to submit to arbitration; to take and answer depositions; to challenge judges, receive payments, and perform all the other acts expressly determined by law, among which is the representation of the Company before criminal, civil, administrative and labor authorities and courts.

2. To exercise power of attorney for management activities in accordance with the provisions of the second paragraph of Article 2554 of the Federal Civil Code and its

corresponding provisions in the Civil Codes for the other States of the Mexican Republic and for the Federal District in order to carry out the corporate purpose of the Company.

3. To exercise general power of attorney to bring lawsuits and collections in labor matters, pursuant to the provisions of articles 2554 and 2587 of the Federal Civil Code and the corresponding provisions of the Civil Codes for the other States of the Mexican Republic and for the Federal District, to represent the Company, including without limitation, before labor authorities and courts, local or federal, in particular before the Conciliation and Arbitration Boards, as well as before administrative, criminal and civil courts and authorities, being expressly authorized to participate in proceedings related to labor claims and "*habeas corpus*" claims, and to settle, to take and answer depositions and carry out all acts on behalf of the Company as its legal representative.

4. To exercise general power of attorney for management activities in labor matters for the purposes of Articles 692, 786, 866 and other applicable Articles, as well as Article 870 of the Federal Labor Law, and to appear before the labor authorities in labor matters in which the Company may be a party or a third interested party, both at the initial stage and any subsequent stage and to answer depositions.

5. To exercise power of attorney for acts of domain, in accordance with the provisions of the third paragraph of Article 2554 of the Civil Code for the Federal District and its corresponding provisions in the Civil Codes for the other States of the Republic and of the Federal District.

6. To exercise power of attorney to issue, endorse and execute negotiable instruments according to the terms of Article Nine of the General Law of Negotiable Instruments and Credit Transactions.

7. To open bank accounts in the name of the Company, draw from them and to appoint the persons who may draw from said bank accounts.

8. In the following events, the Board of Directors shall require the previous authorization of the general ordinary shareholders meeting in order to authorize any withdrawal rights or any acquisition or sale of shares property of the Company, except when dealing with representative shares of the Company's capital stock:

(a) When the value of the shares in another company that are to be transferred, whether by one or several transfers, is greater than 20% of the Company's working capital, as calculated in the Company's most recent financial statement;

(b) When the transfer value of another company's shares by means of one or several sales, simultaneous or successive, exceeds 20% (twenty percent) of the Company's working capital in accordance with the last financial statement of the Company;

(c) When the exercise of a withdrawal right that the Company may attempt to carry out by means of one or several acts, simultaneous or successive, represents the reimbursement of shares which value exceeds 20% (twenty percent) of the Company's working capital in accordance with the last financial statement of the Company.

(d) The sale of shares owned by the Company of any company that provider airport services when, by means of such sale the control of said company is lost.

9. To participate in the preparation of strategic planning of the Company.

10. To authorize changes in the Company's policy with respect to the financial structure, products, market development and organization.

11. To oversee the Company's compliance with corporate practices established in the General Law of Business Companies, the Securities Market Law or any other overruling regulations, as well as the bylaws and the protection of the minority rights provided thereby.

12. To call Shareholders Meetings and to carry out their resolutions.

13. To grant general or special powers of attorney according to the terms of this Article with or without authority to delegate, as well as to revoke the powers of attorney it may grant provided that for the delegation of powers of attorney to conduct acts which require a majority vote pursuant to these bylaws, the majority vote of the Board of Directors will be required.

14. To establish the Special Committees necessary for the operation development of the Company, determining the authority and duties of such Committees; with the understanding that such Committees will not have any authority that according to the Law or these bylaws exclusively corresponds to the Shareholders Meeting or to the Board of Directors.

15. To approve, when proposed by the Operating Committee of the Company, the Company's and its subsidiaries annual budget, as well as the master development program for the airports operated by such subsidiaries.

16. To approve the acquisition or sale of shares, or to exercise a withdrawal right in any subsidiary of the company, after a prior authorization given by the general ordinary shareholders meeting in the following events: (a) when the purchase or sale price of company's shares whose corporate purpose or activities are not similar to the Company's, whether by means of one or several acts, or simultaneous or successive acquisitions, exceeds 20% (twenty percent) of the Company's working capital in accordance with the last financial statement of the Company; and (b) when the exercise of the withdrawal right in company, whose corporate purpose or activities in not similar to the Company's, whether by means of one or several acts, or simultaneous or successive acts, represents the reimbursement of shares whose value exceeds 20% (twenty percent) of the Company's capital in accordance with the last financial statement of the Company.

17. To exercise non-assignable power to authorize the temporary acquisition of the Company's stock circulating in the securities markets as provided in Article Nine of these bylaws.

18. To exercise non-assignable power to approve (1) that the operations outside the ordinary course of business be carried out between the Company and its shareholders with persons that form part of the Company's management or with whom said persons have financial connections or, as the case may be, blood relation or affinity to the second degree, the spouse or the common-law partner; (2) the purchase or sale of 10% (ten percent) or more of the assets; (3) the granting of guarantees by an amount greater than 30% (thirty percent) of the assets; as well as (4) for operations different from the aforementioned that represent more than 1% (one percent) of the issuer's assets.

19. In general, to carry out all the acts authorized by these Bylaws or which may be a consequence thereof.

ARTICLE EIGHTEEN. In order to comply with the authority of the Board of Directors of the Company, the Board will have the following functions:

(i) To approve and submit the financial statements of the Company and its subsidiaries to the shareholders meeting of the Company;

(ii) To approve the 5-year master development program for the airports operated by the Company's subsidiaries, which will be filed with the Ministry of Communications and Transportation, as well as to approve its amendments;

(iii) To approve the business plan and annual investment budget for each fiscal year;

(iv) To approve the investments not contemplated within the annual budget approved for each fiscal year;

(v) To approve the sale of fixed assets of the Company or its subsidiaries, whether individually or jointly worth more than $ 2,000,000.00 (two million U.S. dollars);

(vi) To be able to determine the manner in which the Company will vote its shares in the Shareholders Meetings of its subsidiaries, taking into consideration the proposal, as the case may be, of the Company's Operating Committee presented for these purposes;

(vii) To propose capital increases for the Company to the shareholders;

(viii) To propose capital increases for the subsidiaries of the Company;

(ix) To approve any sale of shares representing capital stock of the subsidiaries of the Company;

(x) To acquire and sell shares representing capital stock stock;

(xi) To approve and amend the management structure of the corporate group to which the Company belongs;

(xii) To establish new committees and assign authority thereto, or amend the authority of existing committees;

(xiii) To remove the Chief Executive Officer subject to justified reasons;

(xiv) To incur any indebtedness, whether by means of direct loans or financial leases, whose annual amount exceed $5,000,000.00 (five million U.S. dollars), or exceed the indebtedness level established in the annual business plan, which shall be, at least, according to a leverage ratio equal to 50/50%;

(xv) To approve and submit the dividends policy to the shareholders meeting of the Company;

(xvi) To propose to the Shareholders Meeting the persons to be added to the Auditing Committee and to appoint the members of the Auditing Committee, Acquisitions and Contracts Committee and Operating Committee and the alternates [of the latter], with the understanding that the members of the Board of Directors elected by the Series "BB" shareholders will be entitled to propose 1 (one) member of the Auditing Committee and to appoint 3 (three) members of the Operating Committee, one of them the Chief Executive Officer, and one member of the Acquisitions and Contracts Committee;

(xvii) To exercise the general authority of the Company in compliance with its corporate purpose; and

(xviii) In the event that the Board of Directors does not approve any of the Operating Committee's proposals pursuant to Article Twenty-Eight below, the Board of Directors shall require the Operating Committee to submit again the proposals to the Board, after having incorporated the comments addressed by the Board of Directors thereto.

The resolutions referred to in paragraphs (i), (xii), (xiv) and (xv) of this Article Eighteen will require the positive consent of the members of the Board appointed by the Series "BB" shareholders.

ARTICLE NINETEEN. The members of the Board of Directors appointed by the shareholders of the Series BB shares will be entitled to make the appointments set forth below, which will be deemed valid nominations of the Board of Directors:

(i) Appointment and removal of the Chief Executive Officer and half of the officers of the first level of management in accordance with the Technical Assistance and Technological Transfer Agreement entered into with the Strategic Partner.

(ii) Appointment of 3 (three) members of the Operating Committee and its alternates, one of which will be the Chief Executive Officer and, at least, one member of the Acquisitions and Contracts Committee and their alternates; and

(iii) Determination of the composition of the Operating Committee with persons that do not belong to the Company's corporate group, members of the Board of Directors of the Holding Company or officers of the Company's corporate group.

ARTICLE TWENTY. Calls. The calls for the Board of Directors' Meetings must be made in writing by the Chairman, the Secretary or by any two members of the Board or by any of the statutory auditors or any group of members that represents 25% of the total number of members and must be personally delivered via certified mail with proof of receipt, via fax or via any other means agreed upon by the members, to the other board members and the statutory auditors at least 5 (five) working days prior to the date proposed for holding the meeting. The calls must specify all of the matters to be discussed by the Board and the supporting documentation that may be required, as the case may be, including updated financial documentation. The Board shall be authorized to consider or act with respect to any matter not specified in the call when all members of the Board of Directors or their alternates, as the case may be, are present. The call shall not be necessary if all of the members of the Board of Directors (or their alternates, as the case may be) are present at the Meeting.

ARTICLE TWENTY-ONE. Meetings. The Board of Directors shall meet whenever called, but at least once every 3 (three) months. The Meetings of the Board of Directors shall take place at the corporate domicile or at any other place within the Mexican Republic or abroad, as determined in the call, in the understanding that in order to meet at a place other than the corporate domicile, the call must be made by the Chairman of the Board or by at least three (3) members thereof. If the Chairman is absent at a Meeting, the meeting shall be chaired by the Director designated by the majority vote of the members present. If the Secretary should be absent from the Meeting, then the person designated by the majority vote of the members of the Board that are present shall act as such. The minutes of the Board Meetings shall be recorded into a Book used exclusively for such purpose and shall be signed by the persons acting as Chairman and Secretary thereof. The documents containing the resolutions adopted by the unanimous written consent of the members of the Board of Directors in accordance with the terms of Article Twenty-Two, shall be attached to said Book, in accordance with the terms of said Article.

The copies or certificates of the minutes of Board of Directors Meetings and shareholders meetings, as well as the entries contained in the corporate books and records and, in general, any document in the file of the Company, may be authorized and certified by the Secretary of the Board of Directors.

ARTICLE TWENTY-TWO. Operating Results. In addition to any other provision contained herein with respect to the operation of the Board of Directors, the following must be observed:

1. At every meeting of the Board, the minutes of the immediately preceding meeting must be submitted for the approval of the Directors.

2. The Board shall review the financial information of the Company and the subsidiaries thereof and the financial and commercial policies of the Company and its subsidiaries, at least every three (3) months, through review of:

(a) internal financial statements, validated by the Chief Executive Officer of the corporate group to which the Company belongs, including the statement of results, the statement of financial position and the capital fluctuations statement;

(b) any projects for capital investments;

(c) demand forecasts;

(d) investment programs;

(e) strategic plans;

(f) labor policies;

(g) information about technology used by the Company; and

(h) coordination of environmental, legal and ethical aspects of the Company and subsidiaries thereof.

3. The Board shall prepare the report referred to in Article 172 of the General Law of Business Companies, in order to submit the same to the approval of the General Annual Ordinary Shareholders meeting, as well as the report for the subsidiaries of the Company where the Company is the holder of the majority of the shares, whenever the value of the investment in each one of them exceeds 20% (twenty percent) of the capital and reserves, according to the latest statement of financial position of the subsidiary Company in question. In addition to the requirements that the report regarding the Company must contain, in accordance with the aforesaid provision, the report must include the following:

(a) a description of the development of the business of the Company during the last fiscal period, comparing same with the fiscal period immediately preceding the one referred to in the description:

(b) a general description of the most important real property used for carrying out its activities;

(c) a list of the main markets where the shares representing the capital stock of the Company are quoted and references to (i) the highest and the lowest price of the shares per quarter in each market; (ii) the name of the shareholders who own 10% (ten percent) or more of the total capital stock of the Company; and (iii) the frequency and amount of the dividends declared in the last two fiscal periods; and

(d) a list with the names and ages of all of the members of the Board of Directors, of the Committees of the Company and the officers of the first two levels of the corporate group to which the Company belongs, including (i) the amount of compensation and bonuses received by each one in the last fiscal period; (ii) a description of the stock plan that they may have, as the ease may be; and (iii) a description of any incentive plan that they may have.

4. The members of the Board of Directors, statutory auditors that assist the Auditing Committee and, as the case may be, the members of said Committee who may have a Conflict of Interest in any specific matter, must inform the Board of Directors or the aforementioned Committee about the same prior to making the decision, and abstain from deliberating and voting with respect to the same. For purposes of this paragraph, Conflict of Interest shall be understood to mean the fact that a member of the Board of Directors (i) has, personally or through any person with whom he may have kinship by blood or in-law up to the fourth degree, ascending or descending, a participation exceeding 5% (five percent) of the capital stock of the party with whom the Company plans to carry out any transaction; (ii) is related as an in-law or by blood in a direct ascending or descending line, up to the fourth degree, with the person with whom the Company plans to carry out a transaction; or (iii) is a member of the Board of Directors of the party with whom the Company plans to carry out a transaction. The person who acts in violation of this rule shall be responsible for the damages that it causes the Company.

The members of the Board of Directors shall be responsible for the resolutions reached with respect to matters referred to in the above paragraph, except in the case established in Article 159 of the General Law of Business Companies.

ARTICLE TWENTY-THREE. **Quorum**. For a Board of Directors meeting to be valid, the attendance of the majority of the members thereof shall be required and in order for resolutions of the Board of Directors to be valid, it will be necessary to have the affirmative vote of the majority of the members thereof, unless, in accordance with these Bylaws, the vote of any specific member of the Board is required for the validity of the resolutions.

In accordance with the provisions of the last paragraph of Article 143 of the General Law of Business Companies, the Board of Directors may validly adopt resolutions, without it being necessary for the members to meet personally in a formal session. The resolutions adopted outside sessions must be approved, in all cases, by the favorable vote of all of the principal members of the corporate body in question or, in the case of a definite absence or inability of some of the members, by the favorable vote of the respective alternate member, in accordance with the following provisions: 1. The Chairman or Secretary, on his own initiative, or at the request of the Statutory Auditors, or of any two principal members of the Board of Directors, must inform all of the principal members or, as the case may be, the alternate members of the Board of Directors and the Statutory Auditors, verbally or in writing, about the resolutions intended to be adopted outside the session and the reasons justifying the same. Further, the Chairman shall provide to all of them, in case it is requested, all of the documentation and clarifications necessary to such effect. The Chairman may avail himself of the Secretary or the Deputy Secretary, to make the required communications; 2. In case that all of the principal members of the Board or, as the case may be, the alternates whose vote is required, state verbally to the Chairman or to the members assisting him, their consent to the resolutions or agreements submitted for their consideration, they must confirm their consent in writing. The written confirmation must be sent to the Chairman and the Secretary through any medium that guarantees the same shall be received within the following 2 (two) working days; 3. Once the Chairman and the Secretary receive the written confirmations from the entire members of the Board of Directors, they shall immediately proceed to transcribe the minutes containing the same in the respective minute book, which will contain all of the resolutions adopted, which will be formalized with the signature of the Chairman and the Secretary. The date of the minutes shall be that on which the verbal or written consent of all of the members of the Board of Directors was obtained, even if at that time all of the written confirmations may not have been received and which, once they are received, must be incorporated to a file to be carried by the Company to such effect.

For these purposes, the Board of Directors may discuss any of these matters via telephone in order to resolve such matters, in which case the Secretary shall prepare the corresponding resolution, which shall become valid once signed by all of the members of the Board of Directors. The document where the resolutions adopted in the above-described manner appear must be attached to the book referred to by Article Twenty of these Bylaws.

Surveillance of the Company

ARTICLE TWENTY-FOUR. Statutory Auditors. The oversight of the Company shall be entrusted to two Statutory Auditors, one who shall be appointed by the Series "B" shareholders and the other by Series "BB" shareholders, notwithstanding that any shareholder or group of shareholders that owns 10% (ten percent) of the issued and outstanding shares of the capital stock of the Company shall have the right to appoint an additional Statutory Inspector. Statutory Auditors may have alternates who shall also be appointed by the Shareholders Meeting. Statutory auditors may or may not be shareholders, they may be reelected and shall perform their duties until the person or persons appointed to replace them take office. The nominations of the statutory auditors appointed by a shareholder minority may only be revoked when all the others are revoked.

ARTICLE TWENTY-FIVE. Powers. The Statutory Auditors shall have the powers and obligations foreseen by Articles 166 and 169 of the General Law of Business Companies.

Liability of Directors and Statutory Auditors

ARTICLE TWENTY-SIX. Shares. Any shareholder or group of shareholders holding shares representing at least 10% (ten percent) of the capital stock, may exercise the civil liability actions directly against the directors, statutory auditors and members of the Company's Auditing Committee, in accordance with the provisions of Articles 163 and 171 of the General Law of Business Companies and Article 14 bis 3, Section VI of the Securities Merger Law.

ARTICLE TWENTY-SEVEN. Additional Liabilities. In addition to the provisions of Article Twenty-Two above, once at least 51% (fifty-one percent) of the shares representing the capital stock of the Company are placed among public investors at large in a domestic or international securities market or in both of them, the members of the Board of Directors of the company shall be liable to the Company and to the shareholders for the acts set forth below, provided that the directors shall have the liabilities corresponding to them upon the terms of the Mexican legislation as from the date on which they take their respective offices:

1. For the loss of over two thirds of the capital stock, which is a cause for the dissolution of the Company, whenever such loss is the result of their negligence, in which case, the directors shall be liable to the Company for any damages caused to its patrimony, as well as to the shareholders for the damages related to aforesaid dissolution, if such is declared.

The respective action against the members of the Board of Directors may be initiated by resolution at the shareholders meeting and must relate to the amount of the indebtedness of the Company. In any event, the liability for the members of the Board of Directors includes only the liability to the Company and not with respect to any other creditors or third parties, including tax authorities.

The members of the Board of Directors are liable to the shareholders in particular, only with respect to any damages suffered by the patrimony of the Company that are a consequence of acts carried out in excess of the scope of their authority or in contravention of these bylaws.

2. In accordance with articles 271, 272 and 273 of the Commercial Insolvency Law, whenever the directors are responsible for the acts giving rise to the insolvency.

In the event that the bankruptcy is fraudulent, the Public Prosecutor shall be responsible for exercising the respective legal actions.

3. For carrying out acts in excess of their authority.

4. For their intervention in the discussion and resolution of matters where they have any Conflict of Interest and, due to such intervention, damages to the Company are caused.

5. In case that, due to their negligent behavior, any obligations are contracted or assumed on behalf of the Company and the respective agreement or act is executed against the legal or statutory provisions.

6. For the non-performance of their obligations under the law and these corporate Bylaws, in the understanding that such liability shall be evaluated based on both the damages directly caused to the Company and the damages caused as a consequence of claims made by third parties.

Further, the members of the Board shall be jointly responsible to the Company, in the event that they fail to notify the vigilance body of the Company or the shareholders meeting, with respect to irregularities perpetrated by past administrations, as soon as they obtain knowledge thereof.

Any liability the administrators have to the Company may be counter-validated by means of (i) the express approval of the performance of their obligations by the shareholders meeting; (ii) the implicit approval of the statement of financial position by the shareholders meeting; or (iii) the execution, by the directors, of the resolutions of the shareholders meeting in strict observance of the instructions received therefrom.

ARTICLE TWENTY-EIGHT. The Company shall have an Operating Committee to be made up of 6 (six) members to be designated by the Board of Directors, pursuant to Articles

Eighteen and Nineteen hereof. The Operating Committee shall be chaired by one of the members of such Committee, which will be appointed by the members of the Board of Directors named by the Series "BB" shareholders, who shall have a deciding vote in the event of a tie. The Operating Committee may have a Secretary who is not a member of the Committee and is designated by a majority vote.

The Operating Committee shall have the following functions and powers:

1. Preparation and submission to the Board of Directors of the Company of the business plan and annual investment program;

2. Preparation and submission to the Board of Directors of the Company of the dividend policy;

3. Preparation and submission to the Board of Directors of the Company of the master development program of the airports that are operated by the Company's subsidiaries and any amendments thereto;

4. To propose to the Board of Directors of the Company the management and corporate structure of the group to which the Company belongs;

5. To propose to the Board of Directors alliances and associations with third parties with respect to the Main Business Line;

6. To make proposals to the Board of Directors as to how the Company shall vote the shares representing the capital stock of the Company's subsidiaries in their shareholders meeting, including those in which the airport administrators for the airports conceded to these subsidiaries are appointed, with the understanding that the vote proposal shall comply with the master development plans;

7. Determination of the manner of administration of the Company's subsidiaries;

8. Approval of Investments within the Main Business Line outside the annual budget under $2,000,000.00 (two million U.S. Dollars), with the understanding that the respective acquisitions must be subjected to the procedures established in these Bylaws;

9. Determination of the labor policies and labor force other than the first managerial level that reports to the Chief Executive Officer.

The Operating Committee shall meet whenever called personally via certified mail with proof of receipt, via fax or via any other means agreed upon by its members by the Chairman or by two (2) members of the Committee, but in any event, it shall meet at least once every two months and shall always report to the Board of Directors. The members of the Committee shall be a non-delegable body, in that it is prohibited from delegating its authority to individuals, such as directors, managers, board members, delegates and other such persons similarly situated. The

Operating Committee Meetings shall be valid with the presence of at least five of the members thereof on a first call and four members on a second or other call and the resolutions shall be valid whenever adopted on the favorable vote of at least the majority of the members that are present, in the understanding that, in the case of a tie, the Chairman shall have a deciding vote. The statutory auditors shall always be invited to the Committee meeting, but shall have no vote.

Nomination and Compensation Committee

ARTICLE TWENTY-NINE. Integration and Authority. The Company will have a Nomination and Compensation Committee, which shall be composed by an odd number of members as appointed by the Shareholders Meeting, but at least one of its members shall be elected by the Series "B" shareholders and another one shall be elected by the Series "BB" shareholders. The remaining members of the Nomination and Compensation Committee shall be designated with the consent of both members elected by the shareholders, and if those members do not reach an agreement, remaining members shall be appointed by a majority vote at a shareholders meeting. The members of the Nomination and Compensation Committee will hold office for one year or until the persons designated to replace them take office. The Chairman and Secretary shall be appointed by the majority vote of its members, and the Chairman shall have no deciding vote in the event of a tie. The Secretary may act as such without being a member of the Committee. Said Committee shall have the following authority:

1. To propose at the shareholders meeting of the Company a ballot with the names of the persons who, in its opinion, and after being interviewed by the Committee, must be a part of the Board of Directors of the Company, in case the members nominated at the meeting thereof are not ratified in their positions at the Shareholders Meeting. When selecting the candidates for the Board of Directors, the Nomination and Compensation Committee must consider persons of acknowledged experience in the main line of business of the Company, as well as persons who do not have a Conflict of Interest Relationship therewith and, in as much as it is necessary, that the candidates that they propose qualify as independent advisors in accordance with applicable legislation;

2. Submit for consideration to the Board of Directors of the company that renders services to the corporate group to which the Company belongs, the names of the individuals who, in its opinion, and after being interviewed by the Committee, should occupy the positions of the first hierarchical levels of the Company's subsidiaries, and the area directors other than the officers designated by the Series "BB" members of the Board of Directors;

3. Propose to the shareholders meeting or to the Board of Directors, as the case may be, the compensation both for the members of the Board of Directors and the Statutory Auditors of the Company and the subsidiaries thereof, as well as for the officers of the first two managerial levels of the Company subsidiaries, including the Chief Executive Officer and area directors;

4. After hearing the opinion of, or based on the proposal of, the Auditing Committee, submit for consideration by the shareholders meeting of the Company, the removal of members of the Board of Directors of the Company as well as the officers thereof;

5. Carry out consultations that, as the case may be, must be made with expert third patties on the various business lines of the Company, in order to adopt any decisions that may be required; and

6. Submit to the Board of Directors and the shareholders meeting a report on its activities, at least every year, whenever requested, or whenever, in its opinion, the Board of Directors and the shareholders meeting should be made aware of its activities.

ARTICLE THIRTY. Meetings. The Nomination and Compensation Committee shall meet at any moment when duly summoned personally, via certified mail with proof of receipt, via fax or via any other means agreed upon by its members, by the Chairman or the Secretary of the Board of Directors or any two Board members, or by the Chairman or the Secretary of the Nomination and Compensation Committee in which case it shall inform the Board of Directors about its activities at each Board of Directors' meeting.

The Committee members shall invariably act as a non-delegable body, prohibited from delegating its authorities to individuals, such as directors, managers, board members, delegates, attorneys-in-fact or any other equivalent designations. In order for the meetings of said Committee to be considered duly convened, the presence of at least the majority of the members thereof shall be required and the resolutions shall be valid whenever adopted by the favorable vote of at least the majority of the members thereof. The Statutory Auditors of the Company shall always be called to the meetings of the Committee, but shall have no vote.

Auditing Committee

ARTICLE THIRTY-ONE. Integration and Authority. The Company shall have an Auditing Committee which shall be comprised of an odd number of members as determined by the shareholders meeting and as proposed by the Board of Directors, with the understanding that said Committee shall be comprised of the Company's board members, of which the chairman and the majority of them must always be independent, in accordance with applicable legislation, and with the understanding that the Series "BB" shareholders shall have the right to appoint one member. The members of the Auditing Committee shall be in office for one year or until the persons designated to replace them take office. For each member, an alternate shall be appointed who shall only be able to substitute for the member for whom he was appointed. The Chairman and Secretary of this Committee shall be designated by the majority vote, the members thereof and the Chairman shall not have a deciding vote in the event of a tie. The Secretary may act as such without being a member of the Committee. Said Committee will have the following authority:

1. To oversee the compliance by the members of the Board of Directors and officers of the Company and subsidiaries thereof, of the provisions of these Bylaws and the Bylaws of the subsidiaries, and the guidelines issued in accordance therewith;

2. To oversee the activities of the members of the Board of Directors and the officers of the first two managerial levels of the Company and subsidiaries thereof, so that they may observe all applicable legal provisions;

3. To submit recommendations to the Nomination and Compensation Committee with respect to the removal of members of the Board of Directors of the Company and subsidiaries thereof, as well as the officers thereof, for any violations to the provisions of these corporate Bylaws or of any legal regulation applicable to the Company;

4. To approve the internal control regulations and administrative procedures of the Company;

5. To oversee the compliance of the corporate practices established by the General Law of Business Companies, the Securities Market Law or any superceding regulations, as well as by these bylaws, and the protection of the rights of minorities established thereby;

6. To request from the Board of Directors and the various Committees of the Company, the reports with respect to their activities, considered reasonably necessary to carry out the evaluation thereof and to be able, as the case may be, to submit its respective report to the shareholders meeting.

7. To opine on transactions with the persons referred to in paragraph 20 of Article Seventeen of these bylaws and to propose the engagement of independent specialists when the Committee deems necessary in order to receive the specialist's opinion with respect to said transactions.

8. To oversee that transactions carried out with Related Persons or those where any shareholder having the nature of a Strategic Partner participates, observe the market conditions and healthy business practice and use; and

9. To instruct the Board of Directors of the Company so that it may initiate the respective legal action against the officers of the subsidiaries of the Company who do not comply with the provisions of their bylaws.

10. To prepare an annual report regarding its activities and present it to the Board of Directors.

ARTICLE THIRTY-TWO. __Meetings__. The Auditing Committee shall meet at any time when duly summoned personally, via certified mail with proof of receipt, via fax or via any other means agreed upon by its members by the Chairman or the Secretary of the Board of Directors or any two members, or by the Chairman or the Secretary of the Auditing Committee and it will inform the Board of Directors about its activities at each of the Board of Directors' meetings.

The members of the Committee shall be a non-delegable body, in that it is prohibited from delegating its authority to individuals, such as directors, managers, board members, delegates and other such persons similarly situated. In order for the meetings of said Committee to be considered duly convened, the presence of at least the majority of the members thereof shall be required and the resolutions shall be valid whenever adopted by the favorable vote of at least the majority of the members thereof. The Statutory Auditors of the Company shall always be called to the meetings of the Committee, but shall have no vote.

ARTICLE THIRTY-THREE. Delegate. The Auditing Committee shall designate from among its members a special delegate, who may not be a member designated by the Series "BB" shareholders or a Related Person thereto, who shall have sufficient authority to monitor the performance of the Strategic Partner regarding the obligations of the latter under the Technical Assistance Agreement which, as the case may be, is entered into with the Series "BB" shareholders.

Acquisitions and Contracts Committee

ARTICLE THIRTY-FOUR. Integration. The Board of Directors shall appoint an Acquisitions and Contracts Committee to be formed by the odd number of members that the shareholders meeting agrees, from which at least one of them shall be designated by Series "BB" shareholders. The members of the Acquisitions and Contracts Committee will hold office for a year or until the persons appointed to replace them take office.

The Acquisitions and Contracts Committee shall meet at any moment when duly summoned personally, via certified mail with proof of receipt, via fax or via any other means agreed upon by its members, by the Chairman or the Secretary of the Board of Directors or by any two of its members, or by the Chairman or Secretary of the Committee itself and shall inform the Board of Directors about its activities in each Board of Directors' meeting.

Acquisitions and Contracts Committee will inform the Board of Directors about its activities in each Board of Directors' meeting. The members of the Committee will always act as a non-delegable body, without the authority to delegate to individuals such as officers, managers, directors, delegates, attorneys-in-factor other equivalent appointments, except for the exercise of the authority that may have been delegated to it. In order for the meetings of this Committee to be considered duly convened, the presence of the majority of its members shall be required, and its resolutions shall be valid when taken by the favorable vote of at least the majority of its members. The Statutory Auditors shall always be invited to the meetings of the Committee, but they shall have no vote.

The Acquisitions and Contracts Committee shall verify the compliance of the rules set forth below and, as the case may be, approve the transactions or agreements of acquisition of property or services, or contracting of works or sale of assets or any other arrangement in which the Company or any of its subsidiaries attempt to enter into, commit or undertake (hereinafter, the "Transactions"). Such Transactions will be subject to the following rules:

1. Any individual or cumulative Transaction equal or greater than $50,000.00 U.S. Dollars (Fifty Thousand U.S. Dollars) shall be reported to the Acquisitions and Contracts Committee of the Company.

2. Any individual or cumulative Transaction equal to or higher than $400,000.00 U.S. Dollars (Four Hundred Thousand US Dollars) must be reported prior to its execution to the Acquisitions and Contracts Committee, so that the latter may approve such execution and, once it is approved, same must be reported by the latter to the Board of Directors of the Company and, whenever such Transaction is carried out with a Related Person or a Relevant Shareholder, or exceeds the sum of $2,000,000.00 U.S. Dollars (Two Million US Dollars), the Board of

Directors shall report such Transaction to the shareholders meeting identifying the parties to the corresponding agreements.

3. Additionally, any individual or cumulative Transaction equal to or higher than $400,000.00 U.S. (Four Hundred Thousand US Dollars) dollars executed by the Company or any subsidiary thereof, shall be carried out after publicly calling for bids for the respective agreement, in accordance with the rules to be determined by the Acquisitions and Contracts Committee itself. All the procedures for the bid to be carried out shall be supervised at all times by the Acquisitions and Contracts Committee.

4. Any agreement related to construction activities in the airports operated by the subsidiaries of the Company or the purchase of assets and services not included in the Technical Assistance and Technology Transfer Agreement in which the Strategic Partner or Related Persons thereto may participate will be valid with respect to the Company whenever the respective agreements are awarded through a bidding procedure where at least 3 (three) contractors participate (the "Third Parties") in addition to the Strategic Partner or any Related Person thereto, as the case may be. In such case, the Delegate of the Auditing Committee shall carry out the audit and monitoring of the works through an independent works supervising company of international standing. In the event that in the bidding carried out for that purpose the Strategic Partner or the Related Persons thereto, as the case may be, are under equal circumstances as to price, quality and opportunity, the agreement shall be awarded to a Third Party. The Acquisitions and Contracts Committee shall establish the standards to which the bidding process shall be subject.

5. The Acquisitions and Contracts Committee shall not authorize the execution of agreements with any persons against whom (a) a lawsuit for damages and losses may have been filed upon the terms of paragraph 9. below and who may have been sentenced by a competent authority, or (b) with respect to whom the works supervising company referred to in paragraph 4. above may have reported irregularities in the performance of any works and such irregularities have been confirmed by the Acquisitions and Contracts Committee and reported at the general shareholders meeting. The limitation referred herein shall be effective during a term of 5 (five) years as from the date the relevant persons had been condemned by the competent authority or as from the date in which the irregularities were reported to the Acquisitions and Contracts Committee, as the case may be.

6. No officer of the Company or its subsidiaries may carry out Transactions equal to or higher than $400,000.00 U.S. Dollars (Four Hundred Thousand US Dollars), without the prior authorization from the Acquisitions and Contracts Committee. Consequently, any Transaction in contravention of the foregoing shall be null and void.

7. Any shareholder or group of shareholders of the Company who are holders, of shares representing 2% (two percent) or more of the capital stock, may request and review, at any time, the details of the agreements submitted to the general shareholders meeting, in which case, the Board of Directors shall make available said documents to them within the next 15 (fifteen) working days and for a term of 15 (fifteen) working days.

8. The authorizations that the Acquisitions and Contracts Committee shall grant with respect to the Transactions by the subsidiaries of the Company, shall be granted by the vote of the shares representing the capital stock owned by the Company at the shareholders meetings of said Companies held to such effect, or by means of the execution of unanimous resolutions in writing. For such purpose, a general power of attorney for acts of administration shall be granted to the Acquisitions and Contracts Committee, on the terms of the second paragraph of article 2554 of the Federal Civil Code.

9. In the event that any shareholder of the Company or of the Strategic Partner executes a Transaction in contravention of the above provisions, based on Articles 2,028 and 2,117 of the Federal Civil Code, any shareholder holding at least 1% (one percent) of the capital stock may file a lawsuit for damages and losses against any infringing shareholder and shall be entitled to request that a lawsuit be filed against the officer who may have acted in contravention to that mentioned above. The assets which may be obtained as a result of such claim shall be received by the Company.

For the purposes of this Article, "Relevant Shareholder" shall mean any person or group of persons who own or holds a direct or indirect interest of 5% or more in the capital stock of the Company.

Shareholders Meetings

ARTICLE THIRTY-FIVE. Classes. The shareholders meetings shall be general, ordinary and extraordinary or special and all of them shall be held at the corporate domicile of the Company. Extraordinary shareholders meetings shall be, (i) those called to discuss any of the matters specified by Article 182 of the General Law of Business Companies; and (ii) those called to resolve the cancellation of the registration of the shares of the Company with the National Registry of Securities, Bolsa Mexicana de Valores, S.A. de C.V., and in other national or foreign stock exchanges where they may be registered, except for quotation systems and other markets not organized as stock exchanges; any other general shareholders meetings shall be ordinary, unless they are shareholders meeting to discuss any matter affecting one class or series of shares in particular, in which case, the shareholders meetings shall be special.

ARTICLE THIRTY-SIX. Calls. The calls for shareholders meetings shall be made by the Chairman and the Secretary or by two members of the Board of Directors or by the Statutory Auditors. Any shareholder or group of shareholders holding at least 10% (ten percent) of the outstanding shares of the Company may request at any time the Board of Directors or the Statutory Auditors to call a shareholders meeting to discuss the matters specified in their request. Any shareholder shall have the same right in any of the cases contemplated by Article 185 of the General Law of Business Companies. If the Board of Directors or the Statutory Auditors, as the case may be, do not make the call within the 15 (fifteen) calendar days following receipt of a request pursuant to the provisions hereinabove, the competent judicial authorities of the domicile of the Company, at the request of the shareholder or shareholders who are eligible to request such a call, after proving that they are eligible, shall issue the respective call.

ARTICLE THIRTY-SEVEN. The calls for the shareholders meetings shall be published in the Official Gazette of the Federation and in one newspaper with nation-wide circulation at least 15 (fifteen) calendar days prior to the date set for the shareholders meetings. The calls must specify the place, day and hour for the meeting, shall contain the Agenda with a clear explanation of the matters to be discussed therein and shall be signed by the person or person making such calls, in the understanding that if they are made by the Board of Directors, it shall suffice to have the signature of the Chairman or the Secretary of said body, or the delegate which is designated by the Board of Directors to such effect.

Shareholders meetings may be held without the need of a prior call, when all of the outstanding shares representing the capital stock of the Company are represented at the shareholders meeting.

From the moment that the call for a shareholders meetings is published, the information and document related to each of the points on the agenda shall immediately be available to the shareholders, at no cost.

ARTICLE THIRTY-EIGHT. Attendance. Only the Shareholders registered in the Share Registry of the Company as the owners of one or more shares thereof, shall be admitted at the shareholders meetings of the Company, provided they shall have obtained the respective admittance card, and the Registry shall be closed 3 (three) business days prior to the date set for holding the meeting.

In order to attend shareholders meetings, the shareholders must show the respective admittance card which will be issued only upon request thereof and which must be requested at the latest 24 (twenty-four) business hours prior to the time set for holding the meeting, jointly with the deposit certificate with the Secretary of the Company of the corresponding share certificates, or the deposit certificates of said shares issued by any institution for the deposit of securities, by a national or foreign credit institution, or by stock brokerage houses on the terms of the applicable provisions of the Securities Market Law. The shares deposited in order to be entitled to attend the shareholders meetings shall not be returned until after same are held, by means of the delivery of the receipt that shall have been issued therefor to the shareholder or the representative thereof.

The members of the Board of Directors and the Statutory Auditors shall not represent the shareholders at shareholders meetings. The shareholders may be represented at shareholders meetings by the person or persons designated by means of a proxy letter signed before two witnesses or by means of forms prepared by the Company in which its denomination as well as the respective agenda, the points which are referred to in articles 181 and 182 of the General Law of Business Companies that cannot be included under the category of general matters, and space for the inclusion of instructions provided by the grantor for the exercise of the power are included, in an explicit manner. The aforementioned forms must be available to the shareholders or the intermediaries of the securities market that are authorized to represent them within the period indicated in article 173 of the General Law of Business Companies. The Secretary of the Board of Directors must be assured that the rules set forth in this paragraph are observed and report it to the meeting in the respective resolution.

ARTICLE THIRTY-NINE. Minutes. The minutes of shareholders meetings shall be transcribed into a book specially maintained for such purpose and shall be signed by the persons acting as Chairman and Secretary of the meeting, as well as the Statutory Auditors present at the meeting and by any shareholders or shareholders' representatives who may wish to do so. The certificate of any corporate action adopted by the shareholders in accordance with Article Thirty-Nine hereof shall be transcribed into said book.

ARTICLE FORTY. Chairman and Secretary. The shareholders meetings shall be chaired by the Chairman of the Board of Directors and, in his absence thereof, by the person designated by the majority vote of the shareholders present. The Secretary of the Board of Directors shall act as Secretary at the shareholders meetings and, in his absence thereof, the person designated by the majority vote of the shareholders present shall act as such.

ARTICLE FORTY-ONE. Ordinary Shareholders Meeting. The ordinary shareholders meetings shall be held at least once a year within the first four months following the close of each fiscal period. In addition to the matters specified in the Agenda: (i) the Report of the Board of Directors contemplated by Article 172 of the General Law of Business Companies shall be discussed, approved or amended, taking into consideration the report of the Statutory Auditors; (ii) the members of the Board of Directors, Statutory Auditors and members of the Committees of the Company shall be designated or ratified; (iii) the compensation for the members of the Board of Directors, Statutory Auditors and members of the Committees of the- Company shall be determined, taking into consideration the proposals of the Nomination and Compensation Committee; and (iv) the report referred to in Article 172 of the General Law of Business Companies shall be submitted, with respect to the Company or Companies where the Company is the holder of the majority of the shares, whenever the value of the investment in each one of them exceeds 20% (twenty percent) of the capital and reserves, according to the financial statement as of the close of the respective fiscal period.

ARTICLE FORTY-TWO. Written Resolutions. Any resolutions the adoption of which requires holding a shareholders meeting, may be adopted without the need of holding a shareholders meeting, by means of the unanimous consent adopted in writing from all the shareholders entitled to vote if such a shareholders meeting had been held. The resolutions adopted in the manner described herein shall produce the same effects and have the same legal consequences as other resolutions adopted in the course of a shareholders meeting. Whenever the resolutions of the shareholders are adopted by means of their unanimous consent in writing, no call or any other formality shall be necessary, other than the signature of all the shareholders entitled to vote on the document evidencing the adoption of the relevant resolutions. All those documents shall be attached to the Shareholders Meetings Minute Book maintained in accordance with the terms in Article Thirty-Nine of these Bylaws.

Voting at Shareholders Meetings

ARTICLE FORTY-THREE. Voting. Each share shall be entitled to one vote at shareholders meetings.

Any shareholder or group of shareholders that comprises at least 10% (ten percent) of the shares represented at a meeting, shall be able to request that the vote with respect to any matter about which they do not consider themselves adequately informed be postponed, in accordance with the terms and conditions set forth in article 199 of the General Law of Business Companies.

The shareholder or group of shareholders that represents 20% (twenty percent) of the capital stock may legally oppose the resolutions of the general meetings with respect to which they have voting rights in accordance with articles 201 and 202 of the General Law of Business Companies.

ARTICLE FORTY-FOUR. **Quorums**. In order for ordinary shareholders meetings held by virtue of a first call to be valid, at least 50% (fifty percent) of the shares representing the capital stock must be represented at the meeting and resolutions shall be valid if adopted by the favorable vote of the majority of the shares present or represented at the meeting (a "Majority Vote"). The ordinary shareholders meetings held by virtue of a second or other call shall be validly held regardless of the number of shares represented at the meeting and resolutions shall be validly adopted by a Majority Vote.

In order for extraordinary or special shareholders meetings held by virtue of a first or other call to be valid, at least 75% (seventy-five percent) of the shares representing the capital stock must be represented at the meeting and the resolutions thereof shall be valid whenever adopted by the favorable vote of shares representing over 50% (fifty percent) of the capital stock of the Company. The foregoing will be not applicable with respect to the resolutions referred to in Article Eight and the first paragraph of Article Two of these Bylaws, which shall require for its validity, a favorable consent of at least 95% (ninety-five percent) and 85% (eighty-five percent) of the capital stock of the Company, as well as the following matters that are reserved exclusively for the extraordinary shareholders meeting, such resolutions shall, be valid whenever adopted by the favorable vote of at least 75% (seventy-five percent) of the capital stock of the Company:

1. Any amendment to the corporate Bylaws in order to amend or eliminate the authority of the Committees created for the management of the Company and the subsidiaries thereof, or cancel or modify the rights granted to minorities;

2. Any resolution implying cancellation or assignment of rights deriving from the concession titles granted by the Federal Government in favor of the Company or the subsidiaries thereof:

3. The early termination, by agreement between the parties, of the Participation Agreement entered into by and between the Company and the Strategic Partner;

4. Cancellation of the registration of the shares of the Company with the National Securities Registry or with any stock exchange where they may be eventually recorded;

5. Any merger of the Company with Companies not directly related with the main line of business of the Company and the subsidiaries thereof; and

6. Any division, dissolution or liquidation of the Company.

ARTICLE FORTY-FIVE. For as long as the Series "BB" shares represent at least 7.65% (seven point sixty-five percent) of the total subscribed and paid capital stock of the Company, so that the Shareholders Meeting may validly adopt any resolution with respect to the matters mentioned hereinbelow, the favorable vote of the majority of the Series "BB" shares shall be required:

(i) approval of the financial statements of the Company;

(ii) early liquidation or dissolution of the Company;

(iii) capital stock increases or decreases of the Company;

(iv) dividend declaration and payment;

(v) amendment to the corporate Bylaws of the Company;

(vi) mergers, divisions or division of shares;

(vii) granting or amendment of special rights of the series into which the capital stock is divided; and

(viii) any decision the purpose of which is to amend or nullify the resolutions validly adopted by the Board of Directors on the terms of Article hereinabove.

Severance from the Company

ARTICLE FORTY-SIX. **Severance**. On the terms of Article 206 of the General Law of Business Companies, any shareholder may sever himself from the Company and request reimbursement for his shares pro rata the corporate assets, that is, at book value thereof pursuant to the latest audited statement of financial position approved by the shareholders meeting, or at 95% (ninety-five percent) of the value thereof quoted in the stock exchange, obtained from the average of transactions effected during the 30 (thirty) days when the shares of the Company may have been quoted prior to the date when the resolution originating such severance right may have been adopted, whichever is less, provided said shareholder shall have voted against the resolutions adopted at the shareholders meeting resolving on the change of the corporate purpose, change of nationality, any transformation into another type of Company, the merger or division of the Company disappearing same as merging Company, as the case may be, or in the event of the dilution of his participation in excess of 10% (ten percent) due to any kind of merger, provided he requests such severance within the 15 (fifteen) days following the closing of the respective shareholders meeting.

Financial Information

ARTICLE FORTY-SEVEN. **Report of the Board of Directors**. Within the 3 (three) months following the close of each fiscal period, the Board of Directors shall prepare a report containing all of the financial information required in accordance with Article 172 of the General Law of Business Companies and Article Twenty-Two, paragraph 3. of these corporate Bylaws. The financial information, together with the documents supporting the same, shall be delivered to the Statutory Auditors at least 15 (fifteen) days prior to the date foreseen for the ordinary shareholders meeting and shall be made available and delivered to the shareholders requesting the same at the domicile of the Company during the same term.

ARTICLE FORTY-EIGHT. **Report of the Statutory Auditors**. Within the 15 (fifteen) days following the date when the financial information and any exhibits thereof are delivered to the Statutory Auditors, they shall prepare a report containing their comments and suggestions. The financial information referred to in Article Forty-Three hereinabove shall be made available by the Board of Directors to the Shareholders registered in the Share Registry during the 15 (fifteen) days prior to the date set for holding the General Annual Ordinary Shareholders Meeting, for consultation at the office of the Company.

ARTICLE FORTY-NINE. **External Auditor**. The Board of Directors shall designate at the first shareholders meeting, by unanimous vote, the external auditing firm for the Company from among the major international auditing firms. Any change or removal thereof must be approved by the majority vote of the Board members.

Profits and Losses

ARTICLE FIFTY. **Utilities.** Subject to applicable legislation, and to the reserves and provisions thereby required, the net profits of each fiscal period shall be distributed in the following order:

1. 5% (five percent) to establish and, if necessary, replenish the legal reserve fund until it amounts at least to 20% (twenty percent) of the capital stock.

2. The amounts resolved by the shareholders meeting shall be set aside, for the creation or increase of general and special reserves;

3. If so determined by the shareholders meeting, the capital reserves of the Company may be created or increased, as deemed advisable; and

4. As the case may be, for the payment of dividends to the Company's shareholders in the amount, form and periods determined by the general shareholders meetings.

ARTICLE FIFTY-ONE. **Losses**. In the event of a loss, the loss shall be compensated, first, by the capital reserves and, if the capital reserves are not sufficient, by the capital stock.

ARTICLE FIFTY-TWO. **Accounting Year.** The accounting years will run from January 1st to December 31st of each year, except, as the case may be, for the year in which the Company is liquidated.

Dissolution and Liquidation

ARTICLE FIFTY-THREE. The Company shall be dissolved in any of the cases foreseen in article 229 of the General Law of Business Companies.

ARTICLE FIFTY-FOUR. Once the Company is dissolved, it shall be put into liquidation. The liquidation shall be entrusted to one or more liquidators designated by the shareholders meeting. If the shareholders meeting fails to make such designation, a civil or district judge of the domicile of the Company may make the same, upon request of any shareholder, on the terms foreseen by Article 236 of the General Law of Business Companies.

ARTICLE FIFTY-FIVE. In absence of specific instructions to the contrary given by shareholders meetings to the liquidators, the liquidation shall be carried out pursuant to the following priorities:

1. Conclusion of all pending business in the manner least detrimental for the creditors and shareholders;

2. Collection of credits and payment of debts;

3. The sale of the assets of the Company;

4. The preparation of the final liquidation balance sheet; and

5. The distribution of the remaining assets, as the case may be, among the shareholders pro rata their respective stockholdings.

Transitory Provisions

ARTICLE FIFTY-SIX. So long as the Federal Government or Nacional Financiera, S.N.C. shall participate in the Company, whether directly or indirectly with at least 49% (forty-nine percent) of the capital stock, the Chairman and the Secretary of the Board of Directors shall be designated by the federal government.

ARTICLE FIFTY-SEVEN. The provisions contained in these corporate bylaws which, on the terms of the Securities Market Law and the provisions of a general nature issued by the National Banking and Securities Commission, must be contained in the corporate bylaws of Companies quoting their shares in the stock exchange, shall be subject, in order to become effective, to the condition precedent that the shares of the Company must be registered with the National Securities Registry of the National Banking and Securities Commission.

ARTICLE FIFTY-EIGHT. As set forth in the Participation Agreement executed on December 18, 1998 among others, between the Company and the Strategic Partner, if within a 4-year (four) term since the date thereof, Nacional Financiera, S.N.C. has not allocated in the national and international securities markets, shares representing at least 36% (thirty-six percent) of the capital stock of the Company, and the Strategic Partner sends a purchase notice to Nacional Financiera, S.N.C. regarding such shares, the shareholders of the Company shall hold, within the following 30 (thirty) working days to the date of reception of such purchase notice, an extraordinary general shareholders meeting in order to eliminate the shareholding limits established in Article Twelve of these bylaws that are applicable to the Series "BB" shareholders.

III. PROPOSALS REGARDING THE BOARD OF DIRECTORS, THE NOMINATIONS AND COMPENSATION COMMITTEE AND THE AUDITING COMMITTEE

ASUR
AEROPUERTOS DEL SURESTE

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
GENERAL EXTRAORDINARY AND ANNUAL ORDINARY SHAREHOLDERS MEETING
APRIL 25, 2002

The Nominations and Compensation Committee of Grupo Aeroportuario del Sureste, S.A. de C.V. (the "Company") resolved during its meeting on March 14, 2002 to propose to the Annual General Shareholders Meeting the reelection of the current Board of Directors in its entirety.

The following is a list of the individuals proposed for reelection:

Member	Title
Aarón Dychter Poltolarek	Board Member
Francisco Garza Zambrano	Board Member
Martha Miller de Lombera	Board Member
Mark R. Beveridge	Board Member
Ricardo Guajardo Touché	Board Member
Alberto de la Parra Zavala	Secretary
Ana María Poblanno Chanona	Deputy Secretary

The series "BB" shareholders will ratify the reelection of the following individuals and their respective alternate:

Member	Title	Alternate
Kjeld Binger	Board Member	Jean-Pierre Marchand-Arpumé
David Peñaloza Sandoval	Board Member	Tomás Aranda Pérez
Rafael Maya Urosa	Statutory Auditor	Manuel Leyva Vega

In addition to the Statutory Auditor and his alternate listed above, Mr. Emilio Carrera Cortés and his alternate, Mr. Miguel Angel Rubio Bravo, will be proposed for reelection as Statutory Auditors.

The Nominations and Compensation Committee also resolved to propose to the Company's Annual General Shareholders Meeting that the compensation paid to the members of the Board of Directors remain at U.S.$ 3,500.00 (Three Thousand Five Hundred 00/100 Dollars) and that no compensation be paid to the Company's Statutory Auditors.

Mr. Ricardo Guajardo Touché and Mr. Mark R. Beverdige will be proposed for reelection to the Company's Auditing Committee, the members of which are elected by the series "B" shareholders. The series "BB" shareholders will appoint Mr. Tomás Aranda Pérez as a member, in substitution for Mr. Frédéric García, and Mr. Fernando Bosque as an alternate for Mr. Tomás Aranda Pérez.

The Company's Auditing Committee will thus be comprised as follows:

Member	Alternate
Ricardo Guajardo Touché	
Mark R. Beveridge	
Tomás Aranda Pérez	Fernando Bosque

The series "BB" shareholders will propose the appointment of Mr. Kjeld Binger to the Nominations and Compensation Committee, as a substitute for Mr. Frédéric García. If no proposals are received from the series "B" shareholders to substitute any of the other members of the Committee, it will be comprised as follows:

Member
Martha Miller Lombera
Kjeld Binger
Samuel Podolsky

IV. REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

ASUR
AEROPUERTOS DEL SURESTE

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
REPORT OF THE BOARD OF DIRECTORS

Mexico City, Federal District, April 25, 2002

To the General Annual Ordinary Shareholders
Meeting of Grupo Aeroportuario del Sureste, S.A. de C.V.
Present.

Shareholders:

I welcome you to the General Annual Ordinary Shareholders Meeting of Grupo Aeroportuario del Sureste, S.A. de C.V., in which we will inform you of the results and the most significant activities carried out during the year ended on December 31, 2001 and in which a proposal on the disposition of the results obtained during last year will be submitted for your consideration.

As Chairman of the Board of the Company, and on behalf of the Board of Directors, I proceed to render the following report in connection with the period from January 1 to December 31, 2001, in terms of Article 172 of the General Law of Business Corporations and the Company's bylaws.

Also, this report refers to Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V. and Aeropuerto de Villahermosa, S.A. de C.V., subsidiaries of the Company in which it owns the majority of the shares, and in which the investment value exceeds 20% of ASUR's accounting capital pursuant to the last statement of financial position of the said subsidiaries.

On this matter, please be advised that after having reviewed the information that the Board of Directors considered necessary regarding the Company's operations and the operations of the above-referenced subsidiaries for said period, which is reflected in the companies' audited financial statements as of December 31, 2001, we consider that:

I. The policies and accounting and information criteria followed by the Company and Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V. and Aeropuerto de Villahermosa, S.A. de C.V. are consistent with the generally accepted accounting principles, are adequate and sufficient in its circumstances and were applied on a consistent basis.

II. The audited financial statements reasonably present the financial situation of Grupo Aeroportuario del Sureste, S.A. de C.V. and its subsidiaries, Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V. and Aeropuerto de Villahermosa, S.A. de C.V., to December 31, 2001, as well as the result of operations and changes in the financial situation as of that date, therefore, I propose suggest that the financial statements be approved by the General Annual Ordinary Shareholders Meeting.

III. Our principal financial results for the year 2001 were as follows:

A 1.81% decrease in the number of passengers as compared with the year 2000, in which a 1.74% decrease in international passengers was combined with a 1.89% decrease in domestic passengers.

Our net result was of Ps.252.75 million representing a 15.51% increase as compared with the year 2000.

Our EBITDA (earnings before interest, taxes, depreciation and amortization) decreased from 58.44% in the year 2000 to 58.42% in the year 2001.

Our total revenues were Ps.1,164.255 million, which represented a decrease of 3.79% as compared with the year 2000.

IV. The airports' real estates used to carry out ASUR's activities are divided in two:

Air, which includes: runways, taxiways, aprons commercial aviation, aprons for general aviation, hangars, perimeter road and fence, control tower, security zones, facilities for rescue and fire-fighting services, etc.

Land, which includes: the terminal building, parking lots, access roads, etc.

In all of our real estate we paid special attention to their adequate maintenance and conservation in order to comply with quality standards required by law. Additionally, substantial investments have been made in order to increase the capacity and comfort of our facilities.

In the 1999-2004 development master plans authorized by the Ministry of Communications and Transportation, the necessary activities to attend to the current and future demands of operations were considered, thus protecting and improving our shareholders' investments.

V. Since September 28, 2000, ASUR trades the shares representing its capital stock on the stock markets of New York and Mexico, on the New York Stock Exchange and on the Bolsa Mexicana de Valores, S.A. de C.V.

In the year 2001, the highest price of the shares in Mexico and of the American Depositary Shares (each of which represents 10 shares) in New York was Ps.18.70 and US$21.10 , respectively, while the lowest price during the same period was Ps.8.80 per share and US$8.90 per ADS.

In the year 2002, until March 26, the highest price of the shares in Mexico and the American Depositary Shares in New York was Ps.15.00 and US$16.50, respectively, while the lowest price during the same period was Ps.12.20 per share and US$12.85 per ADS.

On the other hand, please be advised that the shareholders that own 10% (ten per cent) or more of the Company's capital stock are:

1. Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (ASUR's Strategic Partner, through Banco Nacional de Comercio Exterior, S.N.C.) with 15%; and

2. Nacional Financiera, S.N.C., with 11.09% (due to the fact in the public offering, the underwriters of the shares representing the Company' stock did not exercise the option to purchase additional series B shares to cover over-allotments).

ASUR
AEROPUERTOS DEL SURESTE

The rest of the shares representing ASUR's capital stock are placed among foreign and Mexican public investors.

Also, in accordance with the Company's bylaws, the Shareholders Meeting must be informed of the frequency and quantity of the dividends declared in the last two fiscal years. As our shareholders know, ASUR has not paid dividends since its incorporation.

VI. Finally, we hereby inform the shareholders of the name and age of each of the members of ASUR's Board of Directors, as well as of the members of the Nominations and Compensations Committee and of the officers of the first two administrative levels of the corporate group to which the Company belongs, including the amount of compensation and bonuses received by each of them during the year 2001, as well as a description of the stock and incentive plans that they have, if any:

Board of Directors

Members	Office	Age	Amount of compensation and bonuses received during the year 2000 (USD)	Stock Plan	Incentive Plan
Kjeld Binger	President	46	$21,000.00*	None	None
Ricardo Guajardo Touché	Member	51	$21,000.00*	None	None
Aarón Dychter Poltolarek	Member	51	None	None	None
Francisco Garza Zambrano	Member	51	$17,500.00*	None	None
Martha Miller de Lombera	Member	53	$21,000.00*	None	None
Mark R. Beveridge	Member	43	$17,500.00*	None	None
David Peñaloza Sandoval	Member	51	$10,500.00*	None	None
Tomás Aranda Pérez	Alternate Member	41	$3,500.00*	None	None
Gilles Breem	Alternate Member	49	None	None	None

* Some of the payments are pending, and will be paid during the year 2002.

Operating Committee

Members	Office	Age	Amount of compensation and bonuses received during the year 2000 (USD)	Stock Plan	Incentive Plan
Frédéric García	President	34	None	None	None
Martha Miller de Lombera	Member	53	$12,000.00	None	None
Samuel Podolsky	Member	56	$12,000.00	None	None
Francisco Garza Zambrano	Member	51	$12,000.00	None	None
Christian Gorm	Member	33	None	None	None
Frantz Guns Devos	Member	49	None	None	None

Except for our Chief Executive Officer, all the members of the Operating Committee were appointed in the Board of Directors Meeting held on April 25, 2001.

Acquisitions and Contracts Committee

Members	Office	Age	Amount of compensation and bonuses received during the year 2000 (USD)	Stock Plan	Incentive Plan
Frédéric Garcia	Member	34	None	None	None
Adrian Esteve	Member	55	$3,000.00	None	None
Frantz Guns Devos	Member	49	None	None	None

Please be advised that Messrs. Frédéric García and Frantz Guns Devos, members of the Acquisitions and Contracts Committee were appointed at the Board of Directors Meeting held on April 25, 2001, while Mr. Adrian Esteve was appointed as a member of the Acquisitions and Contracts Committee by the Unanimous Resolutions of the Board of Directors adopted on August 21, 2001.

Auditing Committee

Members	Office	Age	Amount of compensation and bonuses received during the year 2000 (USD)	Stock Plan	Incentive Plan
Ricardo Guajardo Touché	Member	51	$3,000.00	None	None
Mark R. Beveridge	Member	43	None	None	None
Frédéric Garcia	Member	34	None	None	None

Likewise, all the members of the Auditing Committee were appointed as so in the Board of Directors Meeting held on April 25, 2001.

Nominations and Compensation Committee

Members	Office	Age	Amount of compensation and bonuses received during the year 2000 (USD)	Stock Plan	Incentive Plan
Martha Miller de Lombera	Member	52	$9,000.00	None	None
Frédéric Garcia	Member	34	None	None	None
Samuel Podolsky	Member	56	$9,000.00	None	None

In connection with the appointment of the members of the Nominations and Compensations Committee, we hereby inform you that Mr. Frédéric García was appointed as a member in a resolution adopted in the Company's Shareholders Meeting held on February 28, 2001, while Ms. Martha Miller de Lombera and Mr. Samuel Podolsky were appointed as members of the Nominations and Compensations Committee at the Board of Directors Meeting held on March 20, 2001.

Officers of the first two administrative levels

Officers	Office	Age	Amount of compensation and bonuses received during the year 2000 (MEX)	Stock Plan	Incentive Plan
Frantz Guns Devos	Chief Executive Officer	49	$2'813,964.14 pesos	None	None
Adolfo Castro	Administrative and Financial Officer	38	$2'121,638.46 pesos	None	None
Felisa Pérez Luengo	Operations Officer	33	$1'239,464.00	None	None
Claudio Góngora Morales	General Counsel	50	$1'465.605.92	None	None

On behalf of the Board of Directors, I thank you for your support and for your presence at this Shareholders Meeting.

Sincerely,

Kjeld Binger,
Chairman of the Board of Directors of
Grupo Aeroportuario del Sureste, S.A. de C.V.

V. CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 20001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S. C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México, D.F.
Teléfono 5 263 6000
Fax 5 263 6010

Report of Independent Accountants

To the Stockholders of
Grupo Aeroportuario del Sureste, S.A. de C.V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Sureste, S.A. de C.V. and Subsidiaries (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the years ended December 31, 1999, 2000 and 2001, which, as described in Note 2, have been prepared in accordance with generally accepted accounting principles in Mexico. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations, the consolidated changes in their stockholders' equity and the consolidated changes in their financial position for the years ended December 31, 1999, 2000 and 2001 in conformity with accounting principles generally accepted in Mexico.

Generally accepted accounting principles in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected

PRICEWATERHOUSECOOPERS

the determination of consolidated net income for the years ended December 31, 1999, 2000 and 2001, and the determination of consolidated stockholders' equity as of December 31, 2000 and 2001, to the extent summarized in Note 15 to the consolidated financial statements.

PricewaterhouseCoopers

Luis Moirón Llosa, C.P.

Mexico, D.F.,
February 11, 2002, except for Note 13 (g),
as to which the date is March 12, 2002

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2000 AND 2001

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2001)

	2000	2001
ASSETS		
Current assets:		
Cash and marketable securities	Ps. 584,482	Ps. 878,778
Trade receivables, net	99,597	129,353
Recoverable taxes and other current assets	19,650	61,038
Total current assets	703,729	1,069,169
Machinery, furniture and equipment, net of accumulated depreciation of Ps. 49,041 and Ps. 72,821, respectively	281,838	600,130
Airport concessions, net of accumulated amortization of Ps. 401,689 and Ps. 601,828, respectively	7,591,844	7,391,705
Rights to use airport facilities, net of accumulated amortization of Ps. 167,521 and Ps. 245,271, respectively	2,141,911	2,064,161
Total assets	Ps. 10,719,322	Ps. 11,125,165
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	Ps. 11,958	Ps. 1,281
Accrued expenses and other payables	67,117	79,389
Total current liabilities	79,075	80,670
Seniority premiums		385
Deferred income taxes and employees' statutory profit sharing	222,136	373,249
Total liabilities	301,211	454,304
Commitments and contingencies		
Stockholders' equity:		
Capital stock	9,923,688	9,923,688
Legal reserve	13,193	23,957
Reserve for repurchase of stock		43,058
Retained earnings	481,230	680,158
Total stockholders' equity	10,418,111	10,670,861
Total liabilities and stockholders' equity	Ps. 10,719,322	Ps. 11,125,165

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2001, except per share amounts)

	For the years ended December 31,		
	1999	2000	2001
REVENUES:			
Aeronautical services	Ps. 863,860	Ps. 1,032,173	Ps. 988,670
Non-aeronautical services	145,331	177,976	175,584
Total revenues	1,009,191	1,210,149	1,164,254
OPERATING EXPENSES:			
Cost of services	232,773	282,006	288,192
Technical assistance	60,514	54,823	38,085
Concession fee	51,006	60,467	58,204
General and administrative expenses	115,441	105,612	99,591
Depreciation and amortization	274,291	303,293	302,938
Total operating expenses	734,025	806,201	787,010
Operating income	275,166	403,948	377,244
COMPREHENSIVE FINANCING RESULT:			
Interest income	34,404	55,062	79,036
Interest expense	(16,735)	(16,490)	(1,370)
Exchange losses, net	(1,072)	(3,306)	(5,186)
Loss from monetary position	(615)	(50,207)	(37,587)
Net comprehensive financing Income (cost)	15,982	(14,941)	34,893
Income before income taxes, employees' statutory profit sharing and extraordinary item	291,148	389,007	412,137
Provision for income taxes and statutory profit sharing	(123,042)	(170,198)	(152,697)
Income before extraordinary item	168,106	218,809	259,440
Contract termination fee			(6,690)
Net income	Ps. 168,106	Ps. 218,809	Ps. 252,750
Basic and diluted earnings per share	Ps. 0.56	Ps. 0.73	Ps. 0.84

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2001)

	Capital stock					
	Fixed	Variable	Legal reserve	Reserve for repurchase of stock	Retained earnings	Total stockholders' equity
Balance at December 31, 1998	Ps. 1,430	Ps. 9,922,258			Ps.107,508	Ps. 10,031,196
Issuance of fixed capital sock in exchange for variable capital stock	9,922,258	(9,922,258)				
Transfer to legal reserve			Ps. 2,269		(2,269)	
Comprehensive income					168,106	168,106
Balance at December 31, 1999	9,923,688		2,269		273,345	10,199,302
Transfer to legal reserve			10,924		(10,924)	
Comprehensive income					218,809	218,809
Balance at December 31, 2000	9,923,688		13,193		481,230	10,418,111
Transfer to legal reserve			10,764		(10,764)	
Transfer to reserve for repurchase of stock				Ps 43,058	(43,058)	
Comprehensive income					252,750	252,750
Balance at December 31, 2001	Ps. 9,923,688	Ps. -	Ps.23,957	Ps.43,058	Ps.680,158	Ps. 10,670,861

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2001)

	For the years ended December 31,		
	1999	2000	2001
Operating activities:			
Net income before extraordinary item	Ps. 168,106	Ps. 218,809	Ps. 259,440
Adjustments to reconcile net income to resources provided by (used in) operating activities:			
Depreciation and amortization	274,291	303,293	302,938
Deferred income taxes and employees' statutory profit sharing	120,193	170,198	152,697
Change in deferred income taxes resulting from inflation effects on monetary deferred tax balances	(8,732)	10,737	
Other	508		(1,584)
Changes in operating assets and liabilities:			
Trade receivables	(50,304)	17,482	(29,756)
Recoverable taxes and other current assets	1,428,193	46,103	(41,388)
Due to the Ministry of Communications and Transportation	(1,490,893)		
Trade accounts payable	6,285	4,540	(10,677)
Accrued expenses and other liabilities	39,229	(27,673)	12,657
Resources provided by operating activities before extraordinary item	486,876	743,489	644,327
Contract termination fee			(6,690)
Resources provided by operating activities	486,876	743,489	637,637
Financing activities:			
Notes payable and accrued interest thereon	308,512	(308,512)	
Resources provided by (used in) financing activities	308,512	(308,512)	
Investing activities:			
Purchase of machinery, furniture and equipment	(42,435)	(220,744)	(343,341)
Acquisition of airport concessions and rights to use airport facilities	(436,203)		
Resources used in investing activities	(478,638)	(220,744)	(343,341)
Increase in cash and marketable securities	316,750	214,233	294,296
Cash and marketable securities, beginning of period	53,499	370,249	584,482
Cash and marketable securities, end of period	Ps. 370,249	Ps. 584,482	Ps. 878,778

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2001, except per share and share amounts)

1. Formation and Description of Business

Grupo Aeroportuario del Sureste, S.A. de C.V. ("ASUR"), a Mexican company, was incorporated in April 1998, as a wholly-owned entity of the Mexican government to operate, maintain and develop nine airports in the Southeast region of Mexico. The nine airports are located in the following cities: Cancun, Cozumel, Merida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlan. ASUR and its subsidiaries are collectively referred to as the "Company".

The Company was formed as part of the Mexican government's plans to open the Mexican airport system to investment under a two-stage program. Under guidelines issued by the Ministry of Communications and Transportation, 35 of Mexico's 58 principal public airports were selected for the program and divided into four groups: the Southeast group (consisting of the Company's nine airports), the Mexico City group (currently consisting of one airport), the Pacific group (consisting of 12 airports) and the Central-North group (consisting of 13 airports). In the first stage of the program, an investor for each airport group would be selected through a series of public bidding processes. The investor would be awarded an equity interest in the airport group and the right and obligation to enter into several agreements, including an agreement to provide certain technical assistance, on terms established during the public bidding process. In the second stage of the program all or a portion of the remaining equity interest in each airport group would be offered for sale to the public.

In June 1998, the Ministry of Communications and Transportation granted to subsidiaries of ASUR the concessions to operate, maintain and develop the nine airports of the Southeast group for a period of 50 years commencing on November 1, 1998, for Ps. 9,855,162 (December 31, 2001 pesos), excluding value added tax. The concession period may be extended by the parties under certain circumstances. The acquisition cost of the airport concessions was paid through the issuance of capital stock of ASUR (see Note 7). The cost of the airport concessions was determined by the Mexican government with reference to the price paid by Inversiones y Tecnicas Aeroportuarias, S.A. de C.V. ("ITA") for its investment in ASUR (see below). Beginning November 1, 1998, the Company is also required to pay the Mexican government annual concession fees currently equal to 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concessions. Payments against the concession fees are made every two months.

Notwithstanding the Company's rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon expiration of the Company's concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican nation.

In December 1998 and in March 1999, the Mexican government sold an aggregate 15% equity interest in ASUR to ITA, pursuant to a public bidding process. ITA paid the Mexican government an aggregate of Ps. 1,165,076 (nominal), excluding interest, in exchange for (i) 45,000,000 Class I series BB shares (see Note 7) representing 15% of ASUR's capital stock; (ii) options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding at the time of exercise, each determined on a fully diluted basis, from the Company; and (iii) the right and obligation to enter into several agreements, including a technical assistance agreement, under terms established during the bidding process. ITA is a consortium consisting of Copenhagen Airports A/S (25.5%), Triturados Basalticos y Derivados, S.A. de C.V. (25.5%), Groupe Vinci S.A. (24.5%) and Cintra Concesiones de Infraestructura de Transporte, S.A. (24.5%). During 2001, Cintra Concesiones de Infraestructura de Transporte, S.A. transferred its 24.5% ownership in ITA to Ferrovial Aeropuertos, S.L. ITA's series BB shares provide it with certain rights including the right to elect two members of the Company's board of directors and veto rights with respect to certain corporate actions. The technical assistance agreement provides ITA with certain rights including the right to appoint and remove the Company's chief executive officer and half of its most senior members of management.

On October 3, 2000, the Mexican government sold 18,539,350 series B shares and 20,319,978 American Depositary Shares, each of which represents ten series B shares, of the Company's common stock to public investors. Subsequent to this sale, the Mexican government's direct interest in the Company was approximately 11.1%. The Company's series B shares and American Depositary Shares are traded on the Mexican Stock Exchange and the New York Stock Exchange, respectively.

2. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA").

The principal accounting policies followed by the Company are as follows:

a) Basis of presentation

All significant intercompany balances and transactions have been eliminated. The consolidated subsidiaries of the Company are:

Subsidiary	Ownership Interest
Aeropuerto de Cancun, S.A. de C.V.	99.99%
Aeropuerto de Cozumel, S.A. de C.V.	99.99%
Aeropuerto de Merida, S.A. de C.V.	99.99%
Aeropuerto de Huatulco, S.A. de C.V.	99.99%
Aeropuerto de Oaxaca, S.A. de C.V.	99.99%
Aeropuerto de Veracruz, S.A. de C.V.	99.99%
Aeropuerto de Villahermosa, S.A. de C.V.	99.99%
Aeropuerto de Tapachula, S.A. de C.V.	99.99%
Aeropuerto de Minatitlan, S.A. de C.V.	99.99%
Servicios Aeroportuarios del Sureste, S.A. de C.V.	99.99%

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Recognition of the effects of inflation

The consolidated financial statements have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information" ("Bulletin B-10") issued by the MIPA, and determined as follows:

- The statements of income and changes in stockholders' equity were restated applying Mexican National Consumer Price Index ("Mexican CPI") factors from the periods in which the transactions occurred. The financial statements of the Company for the years ended December 31, 1999 and 2000 have been restated for comparability purposes to December 31, 2001 purchasing power by applying the restatement factors of 1.1375 and 1.0440, respectively.

- The statements of changes in financial position present, in constant Mexican pesos, the resources provided by or used in operating, financing and investing activities.

The methodology for the restatement of the individual financial statement items is as follows:

Restatement of non-monetary assets:
Machinery, furniture and equipment, net are recorded at acquisition cost, restated using Mexican CPI factors from the date the asset was purchased to the date of the financial statements. Depreciation expense is based on the restated carrying value of the assets.

The rights to use the airport facilities, net and the airport concessions, net were recorded based on the allocation of the purchase cost of the airport concessions and the acquisition cost of the rights of Cancun Air, Dicas and Aeropremier to the assets and liabilities acquired (see Notes 2(e), 5, and 6) and are restated using Mexican CPI factors. Amortization expense is computed on the restated carrying values of the rights to use the airport facilities and the airport concessions.

Restatement of stockholders' equity:
The restatement of the Company's capital stock, contributed capital, legal reserve, reserve for the repurchase of stock and retained earnings is determined by applying Mexican CPI factors from the dates on which capital was contributed and earnings were generated and reflects the amounts necessary to maintain the stockholders' investment at the purchasing power of the original amounts.

Loss from monetary position:
Loss from monetary position represents the inflationary effect, measured by the Mexican CPI, on the monetary assets and liabilities.

c) Cash and marketable securities

Cash and marketable securities includes cash, temporary investments and marketable securities expected to be held less than one year. As of December 31, 2000 and 2001, cash and marketable securities consisted primarily of money market accounts and short-term Mexican government bonds.

d) Machinery, furniture and equipment, net

Depreciation of machinery, furniture and equipment is based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated remaining useful lives of the assets. The remaining useful lives of the Company's machinery, furniture and equipment is as follows:

	Years
Improvements to concessioned assets	48
Machinery and equipment	2 and 10
Office furniture and equipment	10
Computer equipment	3
Automotive equipment	5
Other	various

When assets are retired or otherwise disposed of, the restated cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.

e) Rights to use airport facilities, environmental liabilities and airport concessions

Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired from Cancun Air, Dicas and Aeropremier. Although the Company has, through its concessions, the rights to operate, maintain and develop the nine airports, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon termination of the Company's concessions, these assets, including any improvements made during the term of the concessions automatically revert to the Mexican nation.

The acquisition cost of the nine airport concessions of Ps. 9,855,162 (December 31, 2001 pesos) was allocated to the rights to use the airport facilities (Ps. 2,257,419) and to certain environmental liabilities assumed (Ps. 12,041) with the excess acquisition cost recorded as airport concessions (Ps. 7,609,784). The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser. The amounts allocated to the environmental liabilities assumed are based on management's best estimate of the actual costs to be incurred and reflect the terms of an agreement with the environmental authorities (see Note 13).

The acquisition cost of the rights acquired from Cancun Air, Dicas and Aeropremier of Ps. 435,762 was allocated to the rights to use the airport facilities (Ps. 52,013) with the excess acquisition cost recorded as airport concessions (Ps. 383,749). The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser.

The rights to use the airport facilities are being amortized on a straight-line basis over the estimated remaining useful lives of the underlying assets. The amounts allocated to the airport concessions are being amortized on a straight-line basis over the life of the concessions and the rights acquired.

f) Review of the book value of long - lived assets

The Company estimates the recoverable value of the rights to use airport facilities, airport concessions and improvements to concessioned assets to be the estimated discounted future net cash flows from the nine airport concessions in the aggregate. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized. At December 31, 2000 and 2001, the recoverable value exceeds the net book value.

g) Seniority premiums

Seniority premiums to which employees are entitled after 15 years of service are recorded as cost in the years in which the services are rendered, as required by Statement D-3, "Labor Obligations", issued by the MIPA.

h) Revenue recognition

Revenues are obtained from aeronautical services, which generally relate to the use of airport infrastructure by air carriers and passengers, and from non-aeronautical services.

Aeronautical services revenues consist of a passenger charge for each departing passenger (excluding diplomats, infants, and transfer and transit passengers), a landing charge based on the average between aircraft's maximum takeoff weight and the zero-fuel weight and hour of arrival, aircraft parking charges based on the time an aircraft is on the ground and hour of arrival, passenger walkway charges for the connection of aircraft to the terminal, based on hour of arrival, and airport security charges for each departing passenger. Aeronautical services revenue is recognized as passengers depart, at the time of landings and as services are provided, as the case may be.

Non-aeronautical services revenues consist primarily of the leasing of space in the airport terminals, access fees received from third parties providing handling, catering and other services at the airports and miscellaneous other revenues.

Through June 30, 1999, non-aeronautical services revenues includes access fees earned from Cancun Air, Dicas and Aeropremier, the former operators of the satellite and charter air terminal and certain other facilities at Cancun International Airport and the operation of the cargo terminal and other facilities at Merida International Airport. Beginning July 1, 1999, the Company does not receive access fees from these businesses, but recognizes aeronautical and non-aeronautical revenues from directly operating these facilities.

Terminal space is leased through operating leases with either fixed monthly rental fees or fees based on the greater of a minimum monthly fee or a specified percentage of the lessee's monthly revenues. Access fees and other services revenues are recognized as services are provided.

Under the Airport Law and its regulations, the Company's revenues are classified as Airport Services, Complementary Services or Commercial Services. Airport Services consist primarily of the use of runways, taxiways and aprons for landings and departures, aircraft parking, the use of passenger walkways, security services, hangars, automobile parking facilities as well as the general use of terminal space and other infrastructure by aircraft, passengers and cargo, including the lease of space essential for the operation of airlines and complementary service providers. Complementary Services consist primarily of ramp and handling services, catering, maintenance and repair and related activities that provide support to air carriers. Revenues from access fees charged to third parties providing complementary services are classified as Airport Services. Commercial Services consist of services that are not considered essential to the operation of an airport, such as the lease of space to retailers, restaurants and banks. The following table presents the Company's revenues for the years ended December 31, 1999, 2000 and 2001, using the classifications established under the Airport Law and its regulations (see below for discussion of revenue regulation):

	Year ended December 31.		
	1999	2000	2001
Regulated services:			
Airport services	Ps. 934.236	Ps.1.102.004	Ps.1.057.694
Non-regulated services:			
Airport services:			
Access fees from non-permanent ground transportation	15,653	14,165	2,974
Car parking lots and related access fees	2,315	8,419	12,210
Other access fees	456	983	898
Complementary services	418	902	
Commercial services	55,164	79,646	83,745
Other services	949	4.030	6.733
Total non-regulated services	74.955	108.145	106.560
	$ 1.009.191	Ps.1.210.149	Ps.1.164.254

Effective May 1, 1999, the Ministry of Communications and Transportation established rate regulations for the Company's airports governing the maximum prices that may be charged for certain services. The regulations were incorporated within the terms of each of the Company's airport concessions. The regulations specify a maximum rate, which is the maximum amount of revenue that the concession holder may earn each year from regulated sources of revenue at each airport for each "work load unit" that it processes. A work load unit is equivalent to one passenger or 100 kilograms of cargo. The fee charged for an individual service generally is not subject to price regulation. The regulations establish the annual maximum rate for each airport from May 1, 1999 through December 31, 2003. Under the terms of the airport concessions, revenues from Airport Services (which include access fees earned from providers of Complementary Services) are regulated. A significant portion of the Company's revenues are regulated, including all revenues from Airport Services, except for revenues from automobile parking and certain ground transportation providers.

Beginning 2004 each airport's maximum rate will be determined by the Ministry of Communications and Transportation based on projections of work load units, operating expenses and pre-tax earnings from services subject to price regulation, capital expenditures, reference amounts established in the concessions and a discount rate to be determined by the Ministry of

Communications and Transportation. The projections are to be derived from each airport's approved Master Development Plan for five-year periods. Once determined, each airport's maximum rates may only be changed every six months or earlier if there has been a cumulative increase of at least 5% in the Mexican producer price index (excluding petroleum) or if a special adjustment event has occurred. In determining the maximum rates for 1999 through 2003, the Ministry of Communications and Transportation set the rates to include a 1% efficiency factor reduction (in real terms) each year.

The Company intends to charge prices for regulated services at each airport so as to be as close as possible to that airport's maximum rates. Prices are based on management's projections and estimates of passenger and cargo traffic volume and other variables. These projections and estimates may differ from an airport's actual results of operations, which may cause the Company to exceed the maximum rate at an airport. To avoid exceeding the maximum rates at year end, the Company may be required to take actions, including reducing prices during the latter part of the year or discounts to customers.

In the event that revenues subject to price regulation per work load unit in any year exceed the applicable maximum rate, the maximum rate for the following year may be decreased to compensate airport users for overpayment in the previous year and the Ministry of Communications and Transportation may also assess penalties against the concession holder. If the Company exceeds an airport's maximum rate three times, the concession for that airport may be terminated by the Ministry of Communications and Transportation.

On February 18, 2000, the Ministry of Communications and Transportation issued an official communication stating that it had finalized its review of the Company's compliance with the maximum rates for 1999. In this communication, the Ministry of Communications and Transportation found that, through no fault of the Company, certain variables and information initially used to determine the maximum rates was not properly reflected in the rate regulations. In a subsequent official communication dated February 28, 2000, the Ministry of Communications and Transportation, pursuant to the Mexican Airport Law and its regulations, amended the maximum rates of our subsidiary concession holders from 2000 to 2003 to properly reflect these variables and information.

During the years ended December 31, 2000 and 2001, the Company granted discounts to customers in order to comply with the maximum rates established by the Ministry of Communications and Transportation in connection with the maximum rate applicable during 2001 and 2000. The certification pertaining to the period ended December 31, 2001 has not yet been issued by said government.

i) Transactions in foreign currency and exchange rate differences

Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rates in effect as of the balance sheet dates. Currency exchange fluctuations are included in income for the period and reflected in comprehensive financing cost.

j) Deferred income tax and employees' statutory profit sharing (ESPS)

Deferred income tax is recorded using the full-scope method of assets and liabilities, which consist of determining deferred income tax by applying the corresponding tax rate to the differences between the book and tax values of assets and liabilities at the date of the financial statements.

Deferred ESPS is calculated based on nonrecurring temporary differences between the book profit and the profit subject to employees'statutory profit sharing.

Deferred income tax and employees' statutory profit sharing assets are reduced, if necessary, by the amount of any tax benefits for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

k) Comprehensive income

Beginning on January 1, 2001, Statement B-4, "Comprehensive Income" went into effect. This Statement requires that the different items comprising capital earned (lost) in the year be shown in the statement of stockholders' equity under the comprehensive income caption. In the case of the Company, the net income for the years ended December 31, 1999, 2000 and 2001 is the same as the comprehensive income, since there are no other items comprising comprehensive income during the periods presented.

l) Earnings per share

Basic earnings per share were computed by dividing income available to stockholders by the weighted-average number of shares outstanding after retroactively giving effect to the one for 25.89092035667 reverse stock split (see Note 7). Weighted-average shares outstanding for calculating diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into shares, using the treasury stock method. Under the treasury stock method, proceeds received from the assumed exercise of the stock options would be used to repurchase the Company's shares at the average market price during the period.

The split adjusted weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 1999, 2000 and 2001. Options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding, at the time of exercise, each determined on a fully diluted basis, were outstanding during the years ended December 31, 1999, 2000 and 2001 but were not included in the computation of diluted earnings per share because the assumed exercise would be antidilutive.

m) Concentrations

Trade receivables consist primarily of receivables from major domestic and international airlines. Approximately 45% and 40% of trade receivables as of December 31, 2000 and 2001, respectively, were receivable from air carriers and other entities controlled by Cintra S.A. de C.V. ("Cintra") including Mexicana, Aeromexico, Aerocaribe, Aerocozumel and Aerolitoral. A majority of Cintra's capital stock is owned by the Institute for the Protection of Bank Savings, a decentralized entity within the Mexican federal public administration, and by the Mexican government.

In addition, a significant portion of revenues is generated from services provided to a small number of customers. Approximately 36%, 29% and 30% of total revenues for the years ended December 31, 1999, 2000 and 2001, respectively, were generated from services provided to the air carriers and other entities controlled by Cintra.

Further, approximately 64%, 70% and 70% of revenues during the years ended December 31, 1999, 2000 and 2001, respectively, were generated from operations at the Cancun International Airport.

n) Recently issued accounting standards:

In November 2001, the MIPA issued revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"), which supersedes existing Bulletin C-9, "Liabiliites" and Bulletin C-12, "Contingencies and Commitments". Bulletin C-9 establishes a methodology for the valuation, presentation and disclosure of liabilities and provisions, as well as for the valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, the Bulletin establishes guidelines for the recognition of liabilities and derecognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceeds the company's immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

In addition, in December 2001, the MIPA issued Bulletin C-8, "Intangible Assets" ("Bulletin C-8"), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs could be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over its useful life. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

3. Trade receivables, net

As of December 31, 2000 and 2001, trade receivables, net consists of the following:

	December 31,	
	2000	2001
Trade receivables	Ps.105,857	Ps. 135,347
Less: allowance for doubtful accounts	(6,260)	(5,994)
	Ps. 99,597	Ps. 129,353

The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 1999, 2000 and 2001:

	December 31,		
	1999	2000	2001
Balance at the beginning of the period	(Ps.870)	(Ps. 775)	(Ps.6,260)
Increase in the allowance		(5,550)	
Write-offs			
Effects of inflation	95	65	266
Balance at the end of the period	(Ps.775)	(Ps.6,260)	(Ps.5,994)

4. Machinery, furniture and equipment

As of December 31, 2000 and 2001, machinery, furniture and equipment, net consists of the following:

	December 31,	
	2000	2001
Machinery and equipment	Ps. 21,264	Ps. 38,111
Office furniture and equipment	34,445	36,245
Automotive equipment	65,193	68,155
Improvements to concessioned assets (a)	66,700	348,080
Construction in progress and other	143,277	182,360
Total	330,879	672,951
Less: accumulated depreciation	(49,041)	(72,821)
	Ps.281,838	Ps.600,130

Depreciation expense for the years ended December 31, 1999, 2000 and 2001 was Ps.20,990, Ps.25,332 and Ps.25,049 , respectively.

(a) Improvements to concessioned assets as of December 31, 2000 and 2001 were comprised of the following:

	December 31,	
	2000	2001
Runways, taxiways aprons	Ps.62,345	Ps.152,328
Building	1,484	178,018
Other infrastructure	1,196	5,512
Land improvements	1,675	12,222
	Ps.66,700	Ps.348,080

5. Airport concessions

As stated in Note 1, in June 1998, the Ministry of Communications and Transportation granted to the Company the concessions to operate, maintain and develop nine airports in the Southeast region of Mexico for Ps. 9,855,162 (December 31, 2001 pesos). The total cost of the airport concessions, at the acquisition date, were allocated to the rights to use the airport facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, and to certain environmental liabilities assumed based on management's best estimate of the actual costs to be incurred, with the excess acquisition cost allocated to the airport concessions as follows:

		Estimated remaining useful life (years)
Acquisition cost	Ps.9,855,162	
Allocated to:		
Rights to use airport facilities:		
Runways, taxiways, aprons	Ps.1,226,967	47-49
Buildings	396,861	24-50
Other infrastructure	102,701	5-31
Land	530.890	50
	2,257,419	
Environmental liabilities	(12,041)	
Airport concessions	7.609.784	50
Total	Ps.9,855,162	

Total amortization expense for the years ended December 31, 1999, 2000 and 2001 was Ps.228,633, Ps.228,633, and Ps.228,633, respectively.

Each of the Company's airport concessions contain the following basic terms and conditions:

- The concession holder has the right to administer, operate, maintain and use the airport facilities and undertake the construction, improvement or maintenance of the facilities in accordance with its Master Development Plan. The concession holder was required to submit, for approval, its Master Development Plan to the Ministry of Communications and Transportation by September 30, 1999, and is required to update the plan every five years. Each concession requires the Company to make minimum levels of investments at each airport through 2003 (see Note 13).

- The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable law and regulations and is subject to statutory oversight by the Ministry of Communications and Transportation .

- The concession holder must pay a concession fee (currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concessions) as required by applicable law.

- The concession holder assumes the rights and obligations of the Mexican Airport and Auxiliary Services Agency under contracts with third parties relating to its airport. Each concession holder agreed to indemnify the Mexican Airport and Auxiliary Services Agency for any loss that may be suffered by the Mexican Airport and Auxiliary Services Agency due to the concession holders' breach of its obligations under an assigned agreement.

- Fuel services and supply are to be provided by the Mexican Airport and Auxiliary Services Agency.

- The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.

- The concession may be terminated for non-performance if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 of the Airport Law or for the reasons specified in Article 26 of the Airport Law and in the concession. Violations of certain terms of a concession can result in the immediate termination of a concession. Violations of other terms of a concession can result in the termination only if the relevant term has been violated at least three times. The terms of the concessions provide that all of the concessions may be revoked if any one of the nine concessions is revoked.

- The terms and conditions of the regulations governing the operations of the Company may be modified by the Ministry of Communications and Transportation.

6. Other rights acquired

Effective June 30, 1999, the Company acquired the rights of Cancun Air and Dicas to provide certain services at Cancun International Airport, the rights of Aeropremier to provide certain services at Merida International Airport and certain related machinery, furniture and equipment for cash and promissory notes of approximately US$39.6 million. The promissory notes were paid in 2000.

Previously, the Mexican Airport and Auxiliary Services Agency granted Cancun Air the right to construct, operate, maintain and develop the charter air terminal and certain auxiliary facilities at Cancun International Airport through December 19, 2006, for which Cancun Air was required to pay the Mexican Airport and Auxiliary Services Agency fees equal to 12% of the charter air terminal's passenger charges through December 31, 2001 and 13% of Cancun Air's total revenues from the charter air terminal and certain auxiliary facilities from January 1, 2002 through December 19, 2006.

The Mexican Airport and Auxiliary Services Agency also granted Dicas the right to construct, maintain and collect the revenues from the commercial activities and passenger walkway charges generated by the satellite wing of the main terminal building at the Cancun International Airport through 2010. Under the terms of the agreement, Dicas would pay the Mexican Airport and Auxiliary Services Agency a percentage of its passenger walkway fees and a percentage of its profits in excess of a specified rate of return.

In December 1991, the Mexican Airport and Auxiliary Services Agency granted Aeropremier the right to construct and operate a general aviation terminal, a first class lounge, a tourism office and other commercial areas at Merida International Airport. The access fees earned from Aeropremier were not material.

In accordance with the terms of the concessions for Cancun International Airport and Merida International Airport, on November 1, 1998, the Company assumed the rights and obligations of the Mexican Airport and Auxiliary Services Agency under the above agreements.

Effective with the acquisition of the rights of Cancun Air, Dicas and Aeropremier, the Company assumed the rights and obligations of Cancun Air, Dicas and Aeropremier under their agreements with third parties.

The acquisition cost of the rights has been allocated to the rights to use the underlying facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, with the excess allocated to airport concessions as follows:

		Estimated remaining useful lives (years)
Acquisition cost	Ps.435,762	
Allocated to:		
Rights to use:		
Buildings	Ps. 45,447	27-50
Other infrastructure	6,566	12-17
	52,013	
Airport concessions	383,749	7.5-11
Total	Ps.435,762	

Amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the assets. Amortization of amounts allocated to airport concessions is recorded over the term of the rights acquired. Amortization expense for the years ended December 31, 1999, 2000 and 2001 was Ps. 24,660, Ps. 49,328 and Ps. 49,256, respectively.

7. Stockholders' equity

ASUR, a corporation with variable capital, was incorporated on April 1, 1998, through the issuance of 1,000,000 Class I series A common shares representing the fixed capital stock. In December 1998, the Company issued three series of Class II variable capital stock comprised of 3,960,310,815 series A shares, 2,640,873,876 series B shares and 1,165,091,416 series BB shares in exchange for the cancellation of the aggregate liabilities of Ps. 9,921,925 (Ps. 7,766,276 nominal) incurred in connection with the acquisition of the airport concessions and machinery, furniture and equipment from the Mexican government. For accounting purposes, the capitalization and share issuance has been given effect as of November 1, 1998.

On October 12, 1999, the Company's stockholders (1) authorized the issuance of 6,602,184,691 fixed capital Class I series B shares in exchange for the 1,000,000 fixed capital Class I series A shares, the 3,960,310,815 variable capital Class II series A shares and the 2,640,873,876 variable capital Class II series B shares then outstanding; (2) authorized the issuance of 1,165,091,416 fixed capital Class I series BB shares for the 1,165,091,416 variable capital Class II series BB shares; and (3) declared a one for 25.89092035667 reverse stock split effective as of such date. The share exchange results in the reclassification of all of the Company's variable capital stock to fixed capital stock. The reverse split adjusted number of shares outstanding as of December 31, 1999 and 2000 is 255,000,000 Class I series B shares and 45,000,000 Class I series BB shares. Basic and diluted earnings per share amounts have been adjusted retroactively to give effect to the one for 25.89092035667 reverse stock split.

As of December 31, 2000 and 2001, capital stock was restated as follows:

	Nominal value	Restatement	Restated value
Capital stock:			
Fixed	Ps.7,767,276	Ps.2,156,412	Ps.9,923,688

Each of ASUR and its subsidiaries are legally required to allocate at least 5% of their unconsolidated annual net income to a legal equity reserve fund. This allocation must be continued until the equity reserve is equal to 20% of the issued and outstanding capital stock of the relevant company. Mexican corporations may pay dividends only out of earnings after such allocation to the reserve fund. As of December 31, 2000 and 2001, the consolidated reserve fund balance was Ps.13,193 and Ps.23,957, respectively.

At the April 27, 2001 general stockholders' meeting, the shareholders agreed to apply 20% of net income generated in 2000 to establish a reserve within stockholders' equity for the repurchase of shares amounting to Ps.43,058 (Ps.41,016 nominal).

Stock Options

In connection with the sale of the 15% equity interest in the Company to ITA, the Company issued to ITA options to purchase newly issued series B shares representing 2%, 2% and 1% of total shares outstanding at the time of each exercise, determined on a fully diluted basis, from the Company during three exercise periods provided that ITA has complied with its obligations under the technical assistance agreement and the stock ownership restrictions set forth in ASUR's bylaws. The exercise periods and the percentage of equity that can be acquired are as follows:

Exercise periods	Percentage of then outstanding capital stock each determined on a fully diluted basis
December 18, 2001 to December 18, 2003	2%
December 18, 2002 to December 18, 2004	2%
December 18, 2003 to December 18, 2005	1%

The exercise price of the options will equal US$2.64559301 on a split adjusted basis per share, plus a premium of 5% per annum, starting from the grant date (December 18, 1998). If for any reason the number of shares representing the capital stock are modified without an increase or decrease to the capital stock, as in the case of a stock split, the exercise price will be modified proportionally. In addition the exercise price will be adjusted for any cash dividends paid.

ITA is entitled to exercise all the options immediately if (i) any other stockholder or group of related stockholders acquires at least 35% of ASUR's capital stock; (ii) a merger is approved which dilutes the holdings of ASUR's stockholders by more than 35%; or (iii) the price per share of ASUR's series B shares is at least US$5.29118603 on a split adjusted basis.

ITA is authorized to transfer or assign its options to any of its stockholders or their related companies prior to the start of the first exercise period. After the first exercise period, ITA or any holder of the options is entitled to transfer its options to any party that is entitled to be a stockholder of a concession holder under the Airport Law.

Dividends

See Note 10.

8. Rentals under operating leases

The Company leases commercial space inside and outside the terminals to third parties under operating leases. The following is a schedule by years of minimum future rentals on noncancelable operating leases as of December 31, 2001 without including minimum secured commercial lease agreements per passenger:

Period ending December 31:

2002	Ps. 73,082
2003	59,220
2004	48,412
2005	46,890
2006	41,175
2007 and thereafter	124,623
	Ps.393,402

9. Foreign currency balances and transactions

The foreign currency position of monetary items at December 31, 2000 and 2001, were as follows:

	Foreign currency amounts (thousands)	Period end exchange rate	Mexican pesos (thousands)
December 31, 2000			
Assets:			
Cash and marketable securities	US$ 13,586	Ps. 9.6098	Ps. 130,558
Prepaids	21	9.6098	201
Deposits	66	9.6098	634
Liabilities:			
Accrued expenses and other payables	461	9.6098	4,429

	Foreign currency amounts (thousands)	Period end exchange rate	Mexican pesos (thousands)
December 31, 2001			
Assets:			
Cash and marketable securities	US$ 29,141	Ps. 9.169	Ps. 267,208
Prepaids	3,336	9.169	30,583
Liabilities:			
Accrued expenses and other payables	2,196	9.169	20,135

The principal foreign currency transactions during the year ended December 31, 1999, 2000 and 2001, were as follows:

	Foreign currency amounts (thousands)	Average exchange rate	Mexican pesos (thousands)
Year ended December 31, 1999			
Income statement:			
Technical assistance fees and related costs	US$ 5,642	Ps. 9.700	Ps. 54,727
Interest expense	1,386	9.547	13,232
Professional services expenses	757	9.746	7,378
Other	417	9.628	4,015

	Foreign currency amounts (thousands)		Average exchange rate		Mexican pesos (thousands)	
Year ended December 31, 2000						
Income statement:						
Technical assistance fees and Related costs	US$	5,000	Ps.	9.933	Ps.	49,665
Interest expense		1,390		9.878		13,731
Professional services expenses		788		9.836		7,751
Other		111		9.892		1,098
Year ended December 31, 2001						
Income statement:						
Technical assistance fees and Related costs	US$	3,319	Ps.	9.323	Ps.	30,944
Professional services expenses		404		9.460		3,822
Other		1,340		9.323		12,493

The prevailing exchange rate between the Mexican Peso and the US dollar at December 31, 2000 and 2001 was Ps. 9.6098 and Ps.9.1695, per US dollar, respectively. The exchange rate was Ps.9.1465 per US dollar on February 11, 2002.

10. Income tax, asset tax and employees' statutory profit sharing

The Company does not currently prepare a consolidated tax return.

Under current Mexican income tax law, ASUR and its subsidiaries must pay the higher of the income tax or the asset tax. The asset tax is a minimum tax, which is calculated as 1.8% of the average tax value of virtually all of the Company's assets (including the airport concessions), less the average tax value of certain liabilities (basically liabilities with Mexican residents excluding those with financial institutions or their intermediaries). The average tax value of each asset or liability is calculated differently depending on its classification under the tax law. The Company's subsidiaries are exempt from the asset tax through 2001, since they commenced operations in 1998.

Employees' statutory profit sharing in Mexico is determined for each subsidiary (not on a consolidated basis). Under Mexican law, the Company became subject to the employees' statutory profit sharing beginning January 1, 2000.

The components of income tax and employees' statutory profit sharing expense for the years ended December 31, 1999, 2000 and 2001 are as follows:

	For the years ended December 31.		
	1999	2000	2001
Income tax:			
Current	(Ps. 2,849)		
Deferred	(120.193)	(Ps.132.609)	(Ps.152.697)
	(123.042)	(132.609)	(152.697)
Employees' statutory profit sharing:			
Deferred		(37.589)	
Provision for income tax and employees' statutory profit sharing	(Ps.123.042)	(Ps.170.198)	(Ps.152.697)

The following items represent the principal differences between income taxes computed at the statutory tax rate and the Company's provision for income taxes for the years ended December 31, 1999, 2000 and 2001:

	For the years ended December 31.		
	1999	2000	2001
Tax at statutory rate	(35%)	(35%)	(35%)
Change in tax rate			
Non-deductible items and other permanent differences	(5%)	2%	(2%)
Increase in valuation allowance	(1%)	(1%)	(1%)
Other	(1%)	—	—
Provision for income taxes	(42%)	(34%)	(38%)

Under the amendments to the income tax law in effect beginning January 1, 2002, the income tax rate will be 35% in 2002 and will be gradually reduced by 1% a year beginning in 2003 until it reaches 32% in 2005. The resulting effect of this change will be approximately Ps.29,654, which will be recorded by crediting the 2002 provision for income taxes.

The tax and employee's statutory profit sharing effects of temporary differences that give rise to significant deferred tax and employee's statutory profit sharing assets and liabilities at December 31, 2000 and 2001, are as follows:

	December 31,	
	2000	2001
Deferred income taxes		
Deferred tax assets:		
Tax loss carryforwards	Ps. 211,528	Ps. 281,352
Other	5,248	11,088
Valuation allowance	(7,414)	(12,044)
	209,362	280,396
Deferred tax liabilities:		
Airport concessions and rights to use airport facilities	(393,518)	(617,522)
Other	(391)	(116)
Net deferred tax liabilities	(Ps. 184,547)	(Ps. 337,242)
Deferred employees' statutory profit sharing:		
Net deferred employees' statutory profit sharing liabilities recognized in respect of all the non recurring temporary differences generated during the period, between the tax and the book basis	(Ps. 37,589)	(Ps. 36,007)
Net deferred income tax and employees' statutory profit sharing liabilities	(Ps. 222,136)	(Ps. 373,249)

For financial statement purposes, based on the weight of available evidence as of December 31, 2000 and 2001, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2000 and 2001, for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

The change in deferred income tax assets (liabilities) for the years ended December 31, 1999, 2000 and 2001 were as follows:

	For the years ended December 31		
	1999	2000	2001
Beginning balance	Ps. 71,105	(Ps. 41,201)	(Ps. 184,547)
Deferred income tax benefit (expense)	(120,193)	(132,609)	(152,697)
Change in deferred income taxes resulting from inflation effects on monetary deferred tax balances	8,732	(10,737)	
Other	(845)		
Ending balance	(Ps. 41,201)	(Ps.184,547)	(Ps. 337,242)

For tax purposes, the Company is currently amortizing the value of its airport concessions at rates ranging from 6% to 10%. Tax losses (including those generated from the tax amortization of the airport concessions) may be carried forward until the expiration of the initial term of the concessions. As of December 31, 2000 and 2001, the Company had tax loss carryforwards of approximately Ps. 600,802 and Ps. 803,862, respectively.

Dividends paid from retained earnings are exempt from income tax provided they arise from the After-tax Earnings Account, and any excess is subject to 35% on the result of multiplying dividends paid by the factor of 1.5385. The respective tax is payable by the company and may be credited against income tax arising in the three subsequent years. Dividends paid are not subject to tax withholding. In the event of a capital reduction, the amount exceeding capital contributions, restated as provided in the Income Tax Law, is accorded the same tax treatment as dividends, as required by the Income Tax Law. Through December 31, 2001, the Company has generated minimal after tax earnings.

Substantially all of the Company's consolidated retained earnings were generated by its subsidiaries. Retained earnings may be distributed to the Company's shareholders to the extent the Company's subsidiaries have distributed earnings to ASUR.

11. Technical assistance agreement

In connection with the sale of the series BB shares to ITA, ASUR entered into a technical assistance agreement with ITA in which ITA and its stockholders agreed to provide management and consulting services and transfer industry expertise and technology to ASUR in exchange for a technical assistance fee. The agreement has an initial fifteen-year term and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The Company may only exercise its termination right pursuant to a stockholder's resolution. ITA began providing assistance under the agreement on April 19, 1999.

Under the agreement, the Company agreed to pay an annual fee equal to the greater of a fixed fee or 5% of the Company's earnings prior to deducting the technical assistance fee and before comprehensive financing cost, income taxes and depreciation and amortization, determined in accordance with Mexican GAAP. For the years 1999, 2000, 2001, 2002 and 2003 and thereafter the fixed fee is equal to US$5 million, US$5 million, US$3 million, US$3 million and US$2 million, respectively. Each year the fixed fee will be increased by the rate of inflation in the US. ASUR must also pay the value-added tax on the payment amount. The fee for 1999 was calculated as if the agreement was in effect beginning January 1, 1999.

ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

ITA's series BB shares were placed in a trust to, among other things, ensure performance under the technical assistance agreement.

12. Related party transactions

In addition to the revenues earned from Cintra, the Company recorded revenues from several Mexican federal and state government agencies. Revenues from related parties excluding Cintra were Ps. 30,540, Ps. 8,067 and Ps. 6,511 for the years ended December 31, 1999, 2000 and 2001, respectively.

During the years ended December 31, 1999, 2000 and 2001, the Company recorded expenses of Ps. 36,404, Ps. 44,893 and Ps. 50,800, respectively, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican government. Also, during the years ended December 31, 1999 and 2000, the Company granted construction contracts for the Cancun, Merida, Cozumel, and Oaxaca airports totaling Ps. 61,278 and Ps. 13,691, respectively, to Triturados Basalticos y Derivados, S.A. de C.V., a shareholder of ITA. As of December 31, 2000, the Company had advance payments of Ps. 2,622 related to these construction projects. These construction projects were concluded during the years ended December 31, 2000 and 2001.

Also, see notes 2(m), 7 and 11 for disclosures concerning certain other transactions with related parties.

13. Commitments and contingencies

a) From June 1999 through December 2000, the Company leased office space under an 18-month operating lease entered into in June 1999 for monthly payments of US$43,862. In

December 2000, the Company entered into a new 12 month operating lease for monthly payments of US$26,695. In December 2001, the Company extended the lease for an additional 12 month period for montly payments of US$28,993.

Rental expense was approximately Ps. 3,699, Ps. 5,508 and Ps. 3,319 for the years ended December 31, 1999, 2000 and 2001, respectively.

b) On September 30, 1999, the Company submitted its Master Development Plans for each of the nine airports to the Ministry of Communications and Transportation for approval. These plans were approved by the Ministry of Communications and Transportation on July 28, 2000. Based on the Master Development Plans (MDP), the Company has committed to make aggregate improvements of Ps. 1,015,306 from 1999 to 2003 as follows:

Period	Amount
May 1, 1999 to December 31, 2000	Ps. 520,968
2001	247,157
2002	176,029
2003	71,152
Total	Ps. 1,015,306

Pursuant to the approval of the Company's investment programs, the Ministry of Communications and Transportation authorized the Company to complete by December 31, 2000 any projects which were required to have been completed prior to December 31, 1999 under the terms of the concessions.

On November 30, 2000, the Ministry of Communications and Transportation issued a communication informing the Company that it considers the investment program for the years 1999-2000 to have been complied with, in view of the fact that the Company signed agreements for 100% of the aggregate improvement amounts required during the periods. At the meeting held on October 26, 2001 with Aeronáutica Civil (DGAC) and ASUR, it was agreed that in 2001, the Ministry of Communications and Transportation will evaluate compliance of MDP based on the contracted investment. In subsequent years, the annual review of compliance with MDP will be made by the verification of the contracted investments and by the development and conclusion of the investments engaged in previous years. The approved investment programs replace the expenditure requirements of the Company's concessions.

As of December 31, 2001, the Company has capital expenditure commitments under the Master Development Plans of Ps.116,308 for contracted investments.

c) The operations of the Company are subject to Mexican federal and state laws and regulations relating to the protection of the environment. Under these laws, regulations have been issued concerning water and air pollution, environmental impact studies, noise control and hazardous wastes. The Ministry of the Environment, Natural Resources and Fishing can bring administrative, civil and criminal proceedings against companies that violate environmental laws and has the power to close non-complying facilities.

Prior to the award of the airport concessions to the Company, the Mexican Airport and Auxiliary Services Agency entered into agreements with the Mexican environmental authorities to correct certain environmental violations. The Mexican Airport and Auxiliary Services Agency was obligated to carry out certain actions prior to November 1, 1998 and the Company would be obligated to carry out certain actions after November 1, 1998. The Mexican Airport and Auxiliary Services Agency did not complete all of its requirements and the Company assumed the obligation to complete the steps required of the Mexican Airport and Auxiliary Services Agency. The estimated cost of completing all of the remaining projects was estimated to be Ps. 22,572, the remaining liability recorded by our Predecessor. In April 1999, the Company and the environmental authorities entered into an agreement, which no longer required the Company to complete certain projects. The Company recognized aggregate environmental liabilities of Ps.12,041 as of November 1, 1998 reflecting management's best estimate of the costs to be incurred and the terms of the April 1999 agreement, as part of the cost of acquiring the concessions. The Company was also obligated to make capital improvements of approximately Ps. 2,319. Under the terms of the concessions, the Company believes it is entitled to indemnification for the costs to be incurred on the projects the Mexican Airport and Auxiliary Services Agency was required to complete prior to November 1, 1998. As of December 31, 2000, the Company had remaining environmental liabilities of Ps. 873.

d) On June 30, 1999, the Company obtained the rights to operate the businesses of Cancun Air, Dicas and Aeropremier through the early termination of their agreements with the Company. Under Mexican tax law, the Company could be interpreted to be the successor to these businesses and thus could be jointly and severally liable for any tax contingencies relating to periods prior to June 30, 1999, up to the value of these businesses and until five years following the date the liability initially should have occurred. The Company is not able to determine the likelihood of any potential tax liability. The Company is entitled to indemnification from the prior operators of these businesses in the event that the Company is held responsible for any such tax liability.

e) Claims have been asserted against the Company by the municipalities of Cancún, Cozumel, Merida, Minatitlán and Veracruz for the payment of property taxes in respect of the land comprising the airports in those communities. Based on the opinion of outside counsel, management believes that there is no legal basis for these claims and the Company intends to take legal action to have the claims dismissed. Management does not believe that any liabilities relating to these claims are likely to have a material adverse effect on the Company's consolidated financial condition or results of operations.

f) On January 23, 2002, the Company was informed by Mexican judicial authorities that Mexicana, Aeromexico and Aerolitoral, three Mexican-based airlines controlled by Cintra, and Aeromar have initiated a lawsuit against the Ministry of Communications and Transportation requesting that the registration of specific tariffs filed by the Company in the second quarter of 2001 with effect from June 1, 2001 be declared void. The new tariff rates include certain increases from the old tariff rates for inflation as provided for by the rate regulations, and are the Company's first rate increases since the rate regulations went into effect. The lawsuit against the Ministry of Communications and Transportation alleges that certain procedural and other violations were made by the Ministry of Communications and Transportation during the establishment of the airport rate regulations. As a result of the lawsuit, the four airlines have been making payments to the Company based on the old tariff rates. As of December 31, 2001, the Company has outstanding receivables of approximately Ps. 3,421 that are subject to the dispute. As of the date of the financial statements, management is unable to determine the likely outcome of the lawsuit as the lawsuit has been filed against the Ministry of Communications and Transportation.

g) On March 12, 2002, the Company was informed by the Ministry of Finance and Public Credit of claims for the payment of employees' statutory profit sharing for the year ended December 31, 1999 of approximately Ps. 20.6 million to employees of the Cancun airport. Management believes that there is no legal basis for these claims and the Company intends to take legal action to have the claims dismissed.

14. Segment information

The Company evaluates and assesses its performance on an airport-by-airport basis prior to the allocation of employee and other costs from Servicios Aeroportuarios del Sureste, S.A. de C.V. ("Servicios"), the Company's wholly-owned subsidiary which employs certain of the Company's employees. The performance of Servicios is evaluated and assessed separately by management. All of the airports provide substantially the same services to their customers. Summarized financial information concerning the Company's reportable segments including Cancun International Airport ("Cancun"), Cozumel Airport ("Cozumel"), Merida International Airport ("Merida") and Servicios is shown in the following table. The financial information of the remaining six airports and that of the parent holding company (including ASUR's investment in its subsidiaries) have been aggregated and included as "Other". The elimination of ASUR's investment in its subsidiaries is included in the consolidation adjustments column.

Year ended December 31, 1999	Cancun	Cozumel	Merida	Servicios	Other	Consolidation adjustments	Total
Total revenues	Ps. 650,507	Ps. 54,748	Ps. 94,925	Ps. 129,452	Ps. 209,011	(Ps. 129,452)	Ps. 1,009,191
Operating income (loss)	232,808	4,871	13,754	12,847	170,317	(159,431)	275,166
Total assets	6,843,508	595,636	887,315	53,181	12,510,843	(10,239,613)	10,650,870
Capital expenditures	15,920	4,712	5,170	5,198	11,435	-	42,435
Depreciation and amortization	161,806	15,372	25,320	1,168	70,625	-	274,291

Year ended December 31, 2000	Cancun	Cozumel	Merida	Servicios	Other	Consolidation adjustments	Total
Total revenues	Ps. 851,184	Ps. 57,963	Ps. 91,432	Ps.156,203	Ps. 209,570	(Ps. 156,203)	Ps. 1,210,149
Operating income (loss)	387,570	4,776	9,234	(5,973)	165,698	(157,357)	403,948
Total assets	6,918,641	594,401	884,452	41,325	12,702,178	(10,421,675)	10,719,322
Capital expenditures	103,759	26,173	31,956	184	58,672		220,744
Depreciation and amortization	188,937	15,454	25,627	2,449	70,826		303,293

Year ended December 31, 2001	Cancun	Cozumel	Merida	Servicios	Other	Consolidation adjustments	Total
Total revenues	Ps. 817,940	Ps. 56,290	Ps. 90,604	Ps.132,764	Ps. 199,420	(Ps. 132,764)	Ps. 1,164,254
Operating income (loss)	363,513	8,015	13,751	(829)	126,387	(133,593)	377,244
Total assets	7,317,791	612,488	901,161	26,718	13,027,041	(10,760,034)	11,125,165
Capital expenditures	203,480	38,351	29,385	687	71,438		343,341
Depreciation and amortization	189,420	15,777	25,157	2,453	70,131		302,938

The accounting policies of the reportable segments are the same as those described in Note 2.

15. Differences between Mexican GAAP and US GAAP

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see Note 2), whereas financial statements prepared in accordance with US GAAP are presented on a historical cost basis. The reconciliation does not include the reversal of adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP and the effect on the Company's net income and stockholders' equity are presented below with an explanation of the adjustments:

	For the year ended December 31,		
Reconciliation of net income:	1999	2000	2001
Net income as reported under Mexican GAAP	Ps. 168,106	Ps. 218,809	Ps. 252,750
US GAAP adjustments:			
Amortization of airport concessions	152,216	152,216	152,216
Amortization of rights to use airport facilities	24,296	24,379	24,296
Depreciation of machinery, furniture and equipment	2,368	1,728	4,704
Gain from reversal of environmental liabilities	10,531		
Deferred technical assistance fees	(25,681)	(25,681)	(25,303)
Deferred employees' statutory profit sharing	(45,834)	(18,749)	(59,218)
Deferred income taxes, net of inflation effects	33,670	(53,851)	(54,567)
Total US GAAP adjustments	151,566	80,042	42,128
Net income under US GAAP	Ps. 319,672	Ps. 298,851	Ps. 294,878
Basic and diluted earnings per share	Ps. 1.07	Ps. 1.00	Ps. 0.98

	December 31, 2000	December 31, 2001
Reconciliation of stockholders' equity:		
Total stockholders' equity reported under Mexican GAAP	Ps. 10,418,111	Ps. 10,670,861
US GAAP adjustments:		
Airport concessions	(7,280,302)	(7,128,086)
Rights to use airport facilities	(473,266)	(448,970)
Machinery, furniture and equipment	(13,828)	(9,124)
Deferred technical assistance fees	43,518	18,215
Deferred employees' statutory profit sharing	753,308	694,090
Deferred income taxes	2,689,556	2,634,989
Total US GAAP adjustments	(4,281,014)	(4,238,886)
Total stockholders' equity under US GAAP	Ps. 6,137,097	Ps. 6,431,975

A summary of the Company's statement of changes in stockholders' equity with balances determined under US GAAP are as follows:

Balance at December 31, 1998	Ps. 5,518,574
Net income	319,672
Balance at December 31, 1999	5,838,246
Net income	298,851
Balance at December 31, 2000	6,137,097
Net income	294,878
Balance at December 31, 2001	Ps. 6,431,975

The following tables present the condensed balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001:

	December 31,	
	2000	2001
Assets		
Current assets:		
Cash and cash equivalents	Ps. 584,482	Ps. 556,499
Other current assets	119,247	512,670
Total current assets	703,729	1,069,169
Deferred technical assistance fee	43,518	18,215
Machinery, furniture and equipment, net	268,010	591,006
Airport concessions, net	311,542	263,619
Rights to use airport facilities, net	1,668,645	1,615,191
Deferred employees' statutory profit sharing	715,719	658,083
Deferred income taxes	2,505,009	2,297,747
Total assets	Ps.6,216,172	Ps.6,513,030
Liabilities and Stockholders' Equity		
Total current liabilities	Ps. 79,075	Ps. 80,670
Seniority premiums		385
Total liabilities	79,075	81,055
Capital	5,419,070	5,419,070
Legal reserve	13,193	23,957
Stock repurchase reserve		43,058
Retained earnings	704,834	945,890
Total stockholders' equity	6,137,097	6,431,975
Total liabilities and stockholders' equity	Ps.6,216,172	Ps.6,513,030

	For the years ended December 31,		
	1999	2000	2001
Net revenues	Ps.1.009.191	Ps. 1.210.149	Ps. 1.164.254
Cost of services	(278,607)	(338,344)	(354,100)
General and administrative expenses	(130,591)	(131,293)	(124,894)
Depreciation and amortization	(95,411)	(124,970)	(121,722)
Other expenses	(111.520)	(115.290)	(96.289)
Operating expenses	(616.129)	(709.897)	(697.005)
Operating income	393.062	500.252	467.249
Net comprehensive financing (cost) income	7,250	(4,204)	34,893
Income tax expense	(80.640)	(197.197)	(207.264)
Net income	Ps. 319,672	Ps. 298,851	Ps. 294,878

Cash and marketable securities

Under Mexican GAAP, temporary investments and marketable securities, expected to be held less than one year, are considered to be cash equivalents.

Under US GAAP, temporary investments and marketable securities with original maturities greater than 90 days are considered to be short-term investments and, accordingly, are shown separately from cash in the balance sheet and cash flow statement.

Airport concessions, rights to use airport facilities and environmental liabilities

Under Mexican GAAP, the acquisition cost of the airport concessions was allocated to the rights to use the airport facilities and to the environmental liabilities assumed, with the remainder allocated to airport concessions. The amount allocated to the rights to use the airport facilities was based on the results of an independent appraisal. The fair values of the environmental liabilities assumed are based on management's best estimate of the actual costs to be incurred and reflect the terms of a new agreement with the environmental authorities.

The rights to use the airport facilities, environmental liabilities and the airport concessions were transferred between entities under common control. Under US GAAP, the rights to use the airport facilities and the environmental liabilities were recorded equal to their historical book value (Ps. 1,731,101 and Ps. 22,572, respectively, at November 1, 1998) and no value was assigned to the airport concessions. In April 1999, the Company recognized a gain under US GAAP of Ps.10,531 for the reversal of the environmental liabilities accrued for projects that are no longer required (see Note 13).

Machinery, furniture and equipment

Under Mexican GAAP, the value assigned to the machinery, furniture and equipment acquired from the Mexican government was equal to the purchase cost. The purchase cost was fully paid through the issuance of shares in the Company.

Under US GAAP, the value assigned to the machinery, furniture and equipment was equal to the historical cost of the assets as recorded by the Predecessor.

Deferred technical assistance fee

Under Mexican GAAP, the fair value of stock based compensation is not recognized in the financial statements.

Under US GAAP, Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") requires that all transactions with non-employees in which goods or services are received for the issuance of equity instruments must be accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

As disclosed in Note 7, ASUR granted ITA stock options to acquire additional shares in ASUR provided that ITA has complied with its obligations under the technical assistance agreement. Under US GAAP, the fair value of the options is recognized as deferred technical assistance fee with a corresponding increase to stockholders' equity. The deferred technical assistance fee is recognized as additional compensation expense beginning from the date of grant through the dates the options become exercisable. The estimated fair value of the options was Ps. 95,739 at the date of grant. The fair value was based on an independent appraisal and determined using the Black-Scholes model. During the years ended December 31, 1999, 2000 and 2001, the Company recognized additional compensation expense of Ps. 25,681, Ps. 25,681 and Ps.25,303, respectively.

Under US GAAP, in the event the stock options are exercised prior to the date they become exercisable, the unamortized deferred technical assistance fee associated with those options would be recognized immediately as part of operating income.

Deferred income taxes

Accounting for income taxes in accordance with Bulletin D-4 is similar to accounting for income taxes in accordance with US GAAP, SFAS No. 109 ("SFAS 109"), "Accounting for Income Taxes" as they relate to the Company.

Bulletin D-4 requires that the change in net deferred income taxes during the period resulting from inflation on monetary deferred tax assets and liabilities be recorded against the gain or loss on monetary position. Under U.S. GAAP, the Company has chosen to reflect the change in net deferred income taxes during the period resulting from inflation as a component of income tax (expense) benefit.

The deferred tax adjustments required to reconcile stockholders' equity and net income under Mexican GAAP to US GAAP as of and for the years ended December 31, 1999, 2000 and 2001, result from the differences in accounting for the airport concessions, the rights to use airport facilities, the deferred technical assistance fee, the machinery, furniture and equipment and the difference in presenting the effects of inflation.

For US GAAP purposes, the transfer of the airport concessions to ASUR's subsidiaries generated an aggregate net deferred tax asset of Ps. 2,754,325, for the difference between the tax value and the book value of the airport concessions at the transfer date. The net deferred tax asset was recorded as a contribution to stockholders' equity.

The components of income tax expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 1999, 2000 and 2001 are as follows:

	For the years ended December 31,		
	1999	2000	2001
Current	(Ps. 2,849)		
Deferred	(77.791)	(Ps.197.197)	(Ps.207.264)
Income tax expense	(Ps.80.640)	(Ps.197.197)	(Ps.207.264)

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of US GAAP adjustments, at December 31, 2000 and 2001 are as follows:

	December 31,	
	2000	2001
Deferred tax assets:		
Airport concessions and rights to use airport facilities	Ps.2,318,128	Ps.2,037,094
Machinery, furniture and equipment	7,245	1,015
Tax loss carryforwards	211,535	281,352
Other	4,864	10,541
Valuation allowance	(21,531)	(25,879)
	2,520,241	2,304,123
Deferred tax liabilities:		
Deferred technical assistance fees	(15,232)	(6,376)
Net deferred income tax assets	Ps.2,505,009	Ps.2,297,747

For financial statement purposes, based on the weight of available evidence as of December 31, 2000 and 2001, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2000 and 2001, that more likely than not will not be realized.

Employees' Statutory Profit Sharing

As stated in note 10, the Company became subject to the employees' statutory profit sharing beginning January 1, 2000.

Under Mexican GAAP, Bulletin D-4 requires the recognition of employees' statutory profit sharing for all nonrecurring temporary differences generated during the period. Bulletin D-4, did not permit the recognition of deferred assets or liabilities for temporary differences generated before Bulletin D-4 became effective.

Under US GAAP, employees' statutory profit sharing is recognized in accordance with the requirements of SFAS 109. Under this method, employees' statutory profit sharing is recognized in respect of all temporary differences in the period in which the asset or liability arose. In addition, under US GAAP the benefit or expense recognized during the period is recorded in operating earnings.

For US GAAP purposes, the Company recognized a deferred employees' statutory profit sharing asset of Ps. 810,096, for the difference between the tax value and the book value of the airport concessions at the transfer date. The net deferred employees' statutory profit sharing asset was recorded as a contribution to stockholders' equity.

The components of employees' statutory profit sharing expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 1999, 2000 and 2001 are as follows:

	For the years ended December 31.		
	1999	2000	2001
Deferred	(Ps.45.834)	(Ps.56.338)	(Ps.59.218)
	(Ps.45.834)	(Ps.56.338)	(Ps.59.218)

The effects of temporary differences that give rise to significant deferred employees' statutory profit sharing assets and liabilities, prepared after considering the impact of US GAAP adjustments, at December 31, 2000 and 2001 are as follows:

	December 31,	
	2000	2001
Deferred assets:		
Airport concessions and rights to use airport facilities	Ps.662,322	Ps.582,027
Machinery, furniture and equipment	2,070	290
Tax loss carryforwards	60,438	80,386
Other	1,393	4,596
Valuation allowance	(6.151)	(7.394)
	720,072	659,905
Deferred liabilities:		
Deferred technical assistance fees	(4.353)	(1.822)
Net deferred employees' statutory profit sharing assets	Ps.715.719	Ps.658.083

Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), for US GAAP purposes. SFAS 130 establishes rules for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are recognized under accounting standards as components of comprehensive income, such as unrealized holding gains and foreign currency translation adjustments, be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of this statement has not resulted in any adjustment to US GAAP reported income.

Contract termination fee

Under Mexican GAAP, the contract termination fee was charged against the results of operations as an extraordinary item. Under US GAAP, the contract termination fee would be considered an operating expense. The contract termination fee has been reclassified as an operating expense in the USGAAP condensed income statement.

Concentrations

As of December 31, 2000, the Company maintained its cash and marketable securities with a major Mexican brokerage firm and other Mexican financial institutions. The Company would be adversely affected in the event of non-performance by any of these institutions. Management does not anticipate non-performance.

Supplemental Cash Flow Information

Mexican GAAP Bulletin B-12, "Statements of Changes in Financial Position" ("Bulletin B-12"), specifies the appropriate presentation of the statement of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant pesos. Under US GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows of the Company for the years ended December 31, 1999, 2000 and 2001, prepared after considering the impact of US GAAP adjustments. The cash flow statements present nominal cash flows during the periods, adjusted to December 31, 2001, purchasing power:

	For the years ended December 31.		
	1999	2000	2001
Operating activities:			
Net income under US GAAP	Ps.319,672	Ps.298,851	Ps.294,878
Adjustments to reconcile net income to cash flows provided by operating activities:			
Loss from monetary position	9,347	39,470	37,587
Environmental gain reversal	(10,531)	-	-
Deferred income taxes	77,791	197,197	207,264
Deferred employees' statutory profit sharing	45,834	56,338	59,218
Depreciation and amortization	95,411	124,970	121,722
Other expenses	25,777	31,230	25,303
Changes in operating assets and liabilities:			
Trade receivables	(57,626)	2,311	(33,955)
Recoverable taxes and other current assets	(63,050)	40,694	(42,216)
Trade accounts payable	6,409	5,150	(10,173)
Accrued expenses and other payables	55,879	(19,818)	15,473
Cash flows provided by operating activities	504,913	776,393	675,101
Investing activities:			
Short-term investments	(230,906)	230,906	(322,279)
Purchase of other rights and machinery furniture and equipment	(175,715)	(220,744)	(343,341)
Cash flows (used in) provided by investing activities	(406,621)	10,162	(665,620)
Financing activities:			
Repayment of notes payable	-	(308,512)	-
Cash flows used in financing activities	-	(308,512)	-
Effects of inflation on cash and cash equivalents	(12,448)	(32,904)	(37,464)
Increase (decrease) in cash and cash equivalents	85,844	445,139	(27,983)
Cash and cash equivalents at beginning of period	53,499	139,343	584,482
Cash and cash equivalents at end of period	Ps.139,343	Ps.584,482	Ps.556,499
Interest paid	Ps. 7,753	Ps. 13,971	Ps. -
Income taxes paid	21,186		

Supplemental non-cash investing and financing activities

On June 30, 1999, the Company acquired the rights of Cancun Air, Dicas and Aeropremier to operate and develop the charter air terminal, satellite terminal and certain other facilities at the Cancun International and Merida International Airports in exchange for cash of US$11.9 million and promissory notes of US$27.7 million. The notes were paid in full on June 30, 2000.

Recently Issued Accounting Standards

During June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Deferral of the Effective Date of SFAS No. 133", which defers the effective date of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), to fiscal years beginning after June 15, 2000. SFAS 133 establishes a new model for the accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. Upon SFAS 133's initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS 133. The Company adopted SFAS 133, as amended, on January 1, 2001 for U.S. GAAP purposes. The adoption of SFAS 133 on January 1, 2001 did not have an impact on the Company's financial statements.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 140") which supersedes APB Opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respects of business combinations. Management plans to adopt the provisions of SFAS 141 for any business combination accounted for by the purchase method that is completed after June 30, 2001.

Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management is currently evaluating the impact that the adoption of

SFAS 142 will have on its consolidated financial statements. As of December 31, 2001, intangible assets under US GAAP totaled Ps.263,619 and consisted of the airport concessions acquired from Cancun Air, Dicas and Aeropremier.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and (or) normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal year beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. Management is currently evaluating the impact that the adoption of SFAS 144 will have on the consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: ______________________
Name: Adolfo Castro Rivas
Title: Director of Finance (Principal Financial and Accounting Officer)

Dated: April 24, 2002